UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 20-F/A
AMENDMENT NO. 1

(Mark One)

[x]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 12 OR 15(d) OF THEN
SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 82-1899

ACREX VENTURES LTD.
(Exact name of Registrant as specified in its charter)

ACREX VENTURES LTD.
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common voting	Nil

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common voting
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Nil
(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the closing of the period covered by the annual report

Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

        Yes _____________________                  No ___x_______________________   not applicable

Indicate by check mark which financial statement item the Registrant has elected to follow

        Item 17___x ______________                  Item 18 _______________________________

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

        Yes _____________________                 No ___x____________________     not applicable

NOTE: All references to monies herein are to Canadian dollars unless otherwise specifically indicated

Definitions

All references in this document to Items, Sections and sub-clauses are to Items, Sections or subclauses of this document.

The following names or words used in this Statement have the following described meaning:

“Company” – means Acrex Ventures Ltd.

“Exchange” – means the TSX Venture Exchange, the stock exchange upon which the shares of the Company are listed for trading – which is a successor to the Canadian Venture Exchange, which was, in turn, a successor to the Vancouver Stock Exchange.

“Moneta” means Moneta Porcupine Mines Inc.

“Moneta Agreement” means the agreement between the Company and Moneta relating to the Property described in Item 4B.1.

“Property” means the Michaud Property described in Item 4.B.1.

“Project” – means the exploration programme which the Company is carrying out on the Michaud Property as described in Item 4.B.1.

“Shares” – means the voting common shares of the Company, both issued and unissued.

TABLE OF CONTENTS

PART I		6
Item 1.	Identity of Directors, Senior Management and Advisers	6
A.	Directors and senior management.	6
B.	Auditors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
A.	Selected financial data	6
B.	Capitalization and indebtedness	7
C.	Reasons for the offer and use of proceeds	8
D.	Risk factors	8
Item 4.	Information on the Company	12
A.	History and development of the Company	12
B.	Business overview and description	14
C.	Plan of Operations	39
D.	Property, plants and equipment	39
Item 5.	Operating and Financial Review and Prospects	39
A.	Operating results	39
B.	Liquidity and capital resources	39
C.	Research and development, patents and licences	40
D.	Trend information	40
Item 6.	Directors, Senior Management and Employees	40
A.	Directors and senior management	40
B.	Compensation	40
C.	Board practices	42
D.	Employees	44
E.	Share ownership	43
Item 7.	Major Shareholders and Related Party Transactions	44
A.	Major shareholders	44
B.	Related party transactions	45
Item 8.	Financial Information	45
A.	Consolidated Statements and Other Financial Information	45
B.	Significant Changes	46
Item 9.	The Offer and Listing	46
Item 10	Additional Information	46
A.	Share capital	46
B.	Memorandum and articles of association	47
C.	Material contracts	48
D.	Exchange controls	48
E.	Taxation	48
F.	Dividends and paying agents	48
G.	Statements by Experts	48
H.	Documents on Display	49

PART I

Item 1.Identity of Directors, Senior Management and Advisers

A.     Directors and senior management.

B.     Auditors

Bedford Curry, Chartered Accountants, of 801 – 1281 West Georgia Street, Vancouver, B.C., Canada.

Item 2.Offer Statistics and Expected Timetable

Not applicable. The Company is not making, or proposing to make, an offering of its securities.

Item 3.Key Information

A.     Selected financial data

The following information is provided as of December 31st, the end of each of the fiscal years of the Company, and for the six month period ending June 30, 2002. As the Company’s fiscal year-end changed in 1998 from August 31 to December 31, the following figures for the earlier period are as of the dates given.

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.). The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York - presented on a calendar year basis.

B.     Capitalization and indebtedness

The following are the figures existing as of June 30, 2002

Capitalization –		$3,685,773
Deficit –		$2,757,567
Net Shareholders’ Equity		$1,178,206
Indebtedness – guaranteed -	$	Nil
Indebtedness – unguaranteed -		$29,695
Indebtedness – secured -	$	Nil
Indebtedness – unsecured –		$29,695
Long term debt	$	Nil
Short term debt		$29,695

C.     Reasons for the offer and use of proceeds

This item is not applicable as the Company is not involved in making, or proposing to make, an offering of its securities.

D.     Risk factors

The securities of the Company must be considered speculative, generally because of the nature of the Company’s business and its stage of development. In addition to the other information in this Form the following risks should be considered:

(a)     Mineral Exploration and Development

The Property is in the exploration stage and is without a known body of commercial ore. Development of the Property will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that even if a body of commercial ore is discovered on the Property, a mine will be brought into commercial production. The feasibility of developing a mineral deposit once discovered is dependent on a number factors, including the particular attributes of the deposit, such as size, grate and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programmes, which may be affected by a number of factors which are beyond the control of the Company. .

(b)     Encumbrance on Property

The encumbrance on the Property described in Item 4.3 creates risks as:

  (i) Moneta may not be granted leave to appeal the Judgment or, if it is, the appeal may not be successful;

  (ii) Moneta may not be willing to, or have the resources to, pay the Judgment or any settlement reached with Mr. Gryba;
  (iii) Mr. Gryba may commence execution proceedings against and ultimately become the owner of Moneta’s interest in the Property;
  (iv) the Company may have to use the Reserve before it has any results from further exploration work, and
  (v) if the Company uses the Reserve to pay the Judgment, or if its interest in the Property is lost because Mr. Gryba seizes the Property, the Company may have no practical means of recourse against Moneta.

(c)     Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations which the Company proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

(d)     Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades to justify development of the deposit, or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

(e)     Environmental Factors and Government Regulation

All phases of the Company’s operations will subject to environmental regulation. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Property which are unknown to the Company at present which have been caused by previous or existing owners or operators of the Property.

(f)     Additional Financing

The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration and possible development programmes. The exploration and subsequent development of the Property may therefore depend on the Company’s ability to obtain additional required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on the Property. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interest in the Property..

(g)     Metal Prices

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and base metals or interests related thereto. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company’s operations cannot be accurately predicted.

(h)     Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programmes.

(i)     Governmental Regulation

Exploration and development of the Property will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production; price controls; tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the Property. To the extent such approvals are required and not obtained, the Company’s planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

(j)     Claims Titles and Aboriginal Rights

Aboriginal rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Property. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

Other parties may dispute Moneta’s title to the Property and the Property may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

(k)    Management

The Company does not have any employees and its affairs are managed by its officers with assistance of the small number of non-executive directors. Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.

(l)    Dilution

Because the Company has a number of share purchase and warrants outstanding, if they are exercised shareholders may suffer the dilution of the book value of the shares they own.

(m)    Conflicts of Interest

There are no existing material conflicts of interest between the Company and any of its directors or officers. However, certain directors and officers of the Company are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration. To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions. Conflicts of interest affecting the directors and officers of the Company will be governed by the Company Act (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

Item 4.Information on the Company

A.    History and development of the Company

1.    Organization and incorporation of Company

The Company was incorporated under the British Columbia Companies Act August 1, 1969 under the name St. Elias Explorations Ltd. (N.P.L.). The Company’s name was changed to Cutlass Exploration Ltd. (N.P.L.) on October 6, 1972, and to Great Hercules Resources Inc. (N.P.L.) on April 27, 1977. The name was further changed to Pacific Coast Funding & Resources Inc. April 4, 1979, and then to Alliance Resources Ltd. June 12, 1986. On February 7, 1994 the name was changed to the present name, Acrex Ventures Ltd.

The Head Office of the Company is located at 9131 Jaskow Gate, Richmond, B.C. V7E 5H6. The Records and Registered Offices of the Company are located at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3.

When the name of the Company was changed from Cutlass Exploration Ltd. (N.P.L.) to Great Hercules Resources Inc. (N.P.L.) in April 1977 the then issued shares were consolidated on a 1 new for 25 old basis. When the name of the Company was changed in 1993 from Alliance Resources Ltd. to the present name of the Company the then issued and outstanding shares were consolidated on a 1 new for 5 old basis.

The authorized capital of the Company consists of 25,000,000 common shares without par value. All of the shares of the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares of the Company. None of the Company’s currently outstanding common shares are subject to any call or assessment.

The Company is voluntarily registering its shares under the United States Securities Exchange Act of 1934 – to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

2.     General Development of the Business

Over the past 5 years the Company has not carried on any active business. Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success. Since signing the Agreement relative to the Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property. Since July 2001 it has initiated an exploration and drilling program on the property.

3.     Funding by public offering

The Company issued a Prospectus to offer its securities in the Provinces of British Columbia, Alberta and Ontario, Canada, dated February 20, 2002. The offering was closed May 16, 2002. Pursuant to the offering the Company sold 2,823,167 non flow-through units at $0.30 per Unit, and 1,151,500 flow-through Units at $0.35 per Unit – providing the Company with gross proceeds of $1,249,975.10. Each non flow-through Unit consists of one share of the Company and one warrant entitling the purchase of one additional share of the Company exercisable until May 16, 2003 at $0.35 per share and, thereafter, until May 19, 2004, at $0.40 per share. The flow-through Units consist of one share of the Company and a warrant entitling the purchase of one additional share of the Company exercisable until May 16, 2003 at $0.35 per share.

Under the tax laws of Canada companies involved in mineral exploration can sell “flow-through” securities to residents of Canada and agree that the money received from the purchasers will be expended by the Company on qualified exploration work on mineral exploration properties in Canada. If the agreement contains such terms and the company expends the money on qualified mineral exploration work the purchasers of the securities can deduct the whole of the costs of the purchase of the securities from their Canadian taxable income during the year in which the exploration work is conducted. Securities sold on such terms are commonly referred to in Canada as “flow-through” securities.

4.     Funding by private placement

Effective August 8, 2002 the Company closed a Private Placement sale of 633,333 Units, at a price of $0.30 per Unit, to provide it with proceeds of $189,999.90. Each Unit consists of one voting Common Share in the capital of the Company and a two year Warrant entitling the holder to buy an additional Share of the Company during the first year at $0.35 per Share and during the second year of the term of the Warrant at $0.40 per Share.

The proceeds from the Private Placement funding have been added to the Company’s working capital reserve. No Finder’s Fees or commissions were paid with respect to the Placements.

B.     Business overview and description

The Company is considered to have only one reportable industry segment – namely mineral exploration - and one geographic segment - namely Ontario, Canada.

1.     The Project – Michaud Property – Moneta Porcupine Mines Inc. agreement

The only property in which the Company proposes to acquire an interest is the Moneta Property (“Property”) – described below. The Company has signed an Agreement dated September 1, 2001 (the “Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada. The Agreement grants to the Company the right to earn a 60% interest in the Property by:

  (a) expending not less than $500,000 on work on the Property within 24 months of the date that the Agreement is accepted for filing by the Exchange (“Approval Date”);
  (b) of the work referred to in sub-clause (a), not less than $300,000 will have to have been completed prior to December 31, 2002, which is a binding and not an optional obligation on the part of the Company;
  (c) completing additional work so that the Company will have spent at least $1,000,000 in work on the Property by 36 months following the Approval Date;
  (d) committing to and completing a bankable feasibility study on the Property within 60 months after the Approval Date.

To maintain its rights beyond December 31, 2002, if the Company has satisfied the requirement in sub-clause (b) above but has not by that date performed at least $500,000 of work on the Property, the Company must prior to December 31, 2002 give to Moneta a commitment that it will, prior to December 31, 2003, do such additional work on the Property so that it shall have prior to December 31, 2003 done not less than $500,000 of work on the Property. As of the date of this Statement the Company has expended approximately $300,000 on work on the Property.

The Agreement also requires the Company to carry out and record assessment work, pay fees or otherwise do such things as are necessary to maintain the Property in good standing during the currency of the Agreement. While the Company will be the “operator” of all work done on the

Property in satisfaction of its obligations under the Agreement it has agreed to contract Moneta to coordinate, supervise and carry out all surface exploration work on the Property.

The Agreement provides a 2 kilometer area of interest from the present outside boundaries of the Property provided that this will not cover any property or property interest which, at the date of the Agreement, was already owned or held by Moneta.

Upon the Company satisfying all of the above requirements it will become an owner of an undivided 60% interest in the Property, and the Company and Moneta will thereafter form a joint venture to own 100% of the Property, in which the Company will have a 60% interest and Moneta will have a 40% interest.

If Moneta or the Company wish to sell any of their interests in the Property the other will have a 30-day first right of refusal to purchase such interests.

If the Company shall satisfy the requirements in sub-clause (a) – (c) above it may, at any time thereafter and in lieu of satisfying the other obligations, within 36 months of the Approval Date, elect not to have the joint venture created and to instead, take a 1% net smelter return (“NSR”) interest against the Property. If the Company takes the NSR, Moneta will have an option to purchase the NSR from the Company for $1,000,000 for a period of one year after project financing for the Property is completed by Moneta.

If the Company shall fail to satisfy any of its requirements under the Agreement Moneta may give the Company a notice terminating the Agreement. In such case the Company will lose all its rights to acquire an interest in the Property.

The Company signed a Finder’s Fee Agreement dated October 1, 2001 with Lomali Holdings Limited and Dunrowan Management Ltd. (the “Finders”), two private arm’s-length companies, which assisted the Company in identifying the Michaud Property and negotiating the Moneta Agreement. The Company agreed to give the Finders consideration having a value of $25,020 – by way of the issuance to them (each as to 50%) of 83,400 shares of the Company. The shares have been issued.

The Company has had a Report prepared with respect to the Property by Henry M. Meixner, P.Geo., dated November 5, 2001 (“Meixner Report”).

2.     Encumbrance on Property

The Property is subject to an encumbrance – being a Writ of Execution issued against Moneta and its property by Charles Gryba - who holds an outstanding Court Judgment (“Judgment”) which was in the principal amount of $136,366 as at November 17, 1998 and on which interest is accruing at a rate of 7% per annum. The Company has calculated that, with the accrued interest, the amount payable pursuant to the Judgment will be, as of November 1, 2003, approximately $190,000.

Moneta has advised that it is both attempting to appeal the Judgment and negotiate a settlement. However, there is no certainty that either of those outcomes will be achieved. The Company recognizes that if Mr. Gryba proceeds with the execution against the Property the Company may, if it wishes to retain the Property, be forced to retire the Judgment on behalf of Moneta. If it does it will claim reimbursement of any amounts paid from Moneta – but the Company has no assurance it will recover such funds. To enable the Company to retire the Judgment if it becomes, in the opinion of Management of the Company, necessary to do so, a reserve of $190,000 (“Reserve”) has been established from the proceeds of the prospectus offering described above. The funds comprising the Reserve have been deposited in the trust account of the Company’s Vancouver, British Columbia solicitors, Tupper Jonsson & Yeadon (“Solicitors”) pursuant to a trust agreement dated December 31, 2001, which provides that the Solicitors will hold the Reserve for the purpose only of it being used to satisfy the Judgment or, if the Company decides not to pay the Judgment or Moneta pays it, to pay the said amount with any accrued interest to the Company.

If Management of the Company considers at some point that it will have to pay off the Judgment to preserve Moneta’s title to the Property – and hence to protect the 60% interest in the Property to be acquired by the Company – a decision will have to be made as to whether or not results being realized from work on the Property justify making the required expenditure – using the Reserve for such purpose.

3.     Property Description and Location

The Property is located in Michaud Township, Ontario approximately 100 kilometres east of Timmins and 30 kilometres west of the Ontario - Quebec border (see Figure 1 – Location Map). It is situated within the National Topographic System ("NTS") block 42A/9 and lies within the Larder Lake Mining Division. It consists of 76.91 claim equivalents constituting 1,244.97 hectares detailed in (see Figure 2 – Claim Map and Table 1 – Claims Description).

The Property is not subject to any other known royalties or claims nor is it subject to any known environmental liabilities.

The Company initiated its proposed 2002 exploration programme on the Property, commencing in June, 2002. Initially the Company conducted small geophysical programmes on portions of the Property to improve its geological knowledge of the Property and to assist in establishing potential drillsites on those portions. The Company then initiated a drilling programme based on existing data on another attractive portion of the Property. The drill programme, consisting of 9 holes averaging projected depths of up to 300 meters sub-surface (approximately 950 feet) – for a projected minimum total of 3,000 meters (approximately 8,580 feet) - at a projected cost to the Company of approximately $400,000. At the date of this Statement the 9-hole programme has been completed – but assay results have only been released and published on the first 6 holes. The following area two Press Releases which the Company issued on the dates noted below –which give information on the drilling and the results achieved:

  “September 16, 2002

  Acrex Ventures Ltd. is very pleased to announce the completion of the first four diamond drill holes, totaling approximately 900m, on its Michaud Gold Property located along the prolific gold producing Destor-Porcupine Fault, northern Ontario. Acrex has the right to earn a 60% interest in the Michaud property from Moneta Porcupine Mines Inc. The first four holes were collared in the areas of the South, Southwest and “04” Zones, where in 1996-97 Barrick Gold Corp. outlined its inferred resource. Holes 1 through 4 confirmed test extensions to auriferous zones within the overall South, Southwest and “04” mineralized system.

  Drill targets were selected after an analysis of the extensive database generated by previous operators. The first six weeks of Acrex’s program were spent creating and analyzing detailed cross-sections, level plan sections and long sections though the mineralized system. Knowledge gleaned from this re-evaluation of the previous mineralizing model led to the selection of the first four drill holes. Extensions of this new knowledge-base outside the area of the previously calculated inferred resource, in particular the “04” Extension and “55” Zones located up to 1.8 km to the west of the Southwest Zone, guided the selection of drill targets in these relatively untested areas of gold mineralization. In the future, all drill data generated after the 1996 Barrick resource calculation will be incorporated into an updated resource calculation.

  Drill results from the first four holes confirm continuity of gold mineralization into areas previously untested by Barrick’s drilling. Visible gold was encountered in several intervals in all four holes.

  The South, Southwest and “04” Zones represent only 900 meters along the 9.0 kilometers gold bearing Destor-Porcupine structure that underlies the Michaud property. Additional holes have been completed in the “04 Extension Zone” and “55” Zone, which lie approximately 800 m and 1,800 m to the west of the Southwest Zone, respectively. Results are pending for these holes. Other reconnaissance targets identified through geophysics and till sampling have been selected as potential drill targets further to the west of the “55” Zone.

  Additionally, drilling has been proposed to test the area to the north of the Southwest Zone and to test depth extensions to all of the above described auriferous areas. The nearby operating mines of Newmont (Holloway) and Barrick (Holt-McDermott) have demonstrated the continuation of gold ore to depths of greater than 1,000m, with Barrick recently proposing additional underground drilling to test continuity of the gold systems and increasing grade to depth. Additionally, Barrick in it’s 96/97 program completed two holes to depth in Acrex’s Southwest Zone, with intercepts of 7.96 gm/t over 10.8 meters at a depth of approximately 550m (DDH MM96-177) and 6.0 gm/t over 8.5m within a wider interval of 2.1 g/t over 68.0m at a depth of approximately 1000m (DDH MM96-162). Drilling to depth is to be included in future drill programs.

Results from the first four holes are summarized below.

  “September 23, 2002

  Acrex Ventures Ltd. is very pleased to announce the completion of diamond drill holes MA-02-005 and MA-02-006, totaling 802m (2,631 ft.), on its Michaud Gold Property (on which it holds the right to earn a 60% interest) located along the prolific gold producing Destor-Porcupine Fault, northern Ontario. Hole MA-02-005 was collared in the “04” Extension Zone and hole MA-02-006 was collared in the “55” area. The two zones are located 800m (2,625 ft.) and 1,800m (5,906 ft.) west respectively of the Southwest Zone. In 1996-97 Barrick Gold Corp. reported its’ inferred resource in the Southwest Zone of about 2,400,000 tonnes with an average grade of 6.07g/t Au, containing 468,400 onces of gold.

  The locations for both drill holes were selected to test extensions to mineralized intervals intersected in previous Barrick drill holes. Neither the “04” Extension area nor the “55” Zone were included in the 1996-97 resource. The “04” Extension was previously tested by 8 diamond drill holes, while the “55” area received only 5 holes.

  In the“04” Extension Zone, hole MA-02-005 intersected altered and quartz veined mineralization at a depth of 323m (1,060 ft.) that returned 2.0m averaging 4.43 g/t (6.6 ft. averaging 0.129 oz/t) gold (see table).

  Of greater significance is the “55” area intercept encountered between 211m and 223m (692 ft. and 732 ft.) in drill hole MA-02-006. This altered and mineralized system averaged 7.5 g/t gold over 6.5m (0.219 oz/t over 21.3 ft.) within a wider 12m interval averaging 4.81 g/t gold (39.4 ft. interval averaging 0.140 oz/t gold. Within this section two narrower intercepts yielded assays of greater than 10.0 g/t gold (0.293 oz/t), attesting to the consistency of grades over width. Two additional zones of alteration and mineralization were encountered up to 40 metres below this important intersection. These returned 5.16 g/t over 1.0m (0.150oz/t over 3.3 ft.) and 7.57 g/t over 1.5m (0.221 oz/t over 4.9 ft.).

  Hole MA-02-006 was collared approximately 61m (200 ft.) west of Barrick’s 1997 drill hole 97-195, which returned 10.08 g/t gold over 4.6m (0.294 oz/t over 15.1 ft.) including a 1.1m interval averaging 24.65 g/t (3.6 ft. averaging 0.719 oz/t), a 0.6m interval averaging 9.32 g/t (2.0 ft. averaging 0.272 oz/t) and a 0.5m interval averaging 19.23 g/t (1.6 ft. averaging 0.561 oz/t) gold. The intercepts in holes MA-02-006 and 97-195 define a new easterly trending zone of mineralization. This auriferous horizon occurs within the metasedimentary package, well away from the Banded Iron Formation (BIF). The alteration style (sericite + albite + chlorite and lack of carbonate and potassium feldspar) and consistency of grade over considerable width differ from the mineralization encountered in the South, Southwest and “04” zones. This zone remains open to the east, west and to depth.

  Diamond drill hole MA-02-007 was collared approximately 61m (200 ft.) to the east of Barrick’s drill hole 97-195 or 122m (400’) to the east of hole MA-02-006, in order to test the eastward extension of this newly discovered mineralized system. Results from this hole are pending.

  The presence of consistent, higher-grade gold mineralization over good width in the “55” area clearly demonstrates the expansive nature of a highly altered metasedimentary hosted gold bearing system. This extensive gold system is located marginal to the Destor-Procupine Fault and covers a 2.0 to 2.5 km (1.25 to 1.56 miles) strike length from the South Zone to the “55” Zone. It remains open to the east of the South Zone and to the west of the “55” Zone. Only limited past drilling has been carried out in these outlying areas. The Acrex property covers approximately 9 km (5.6 miles) of strike length along this key mineralized horizon.

  Management is extremely pleased with the recent results from hole MA-02-006 and is convinced that the results represent a significant new gold discovery in the “55” zone area.

  Results from the holes MA-02-005 and MA-02-006 are summarized below.

Several zones of mineralization have been documented to lie within the Property boundaries. The main areas of interest include the South, Southwest, “04”, “04” Extension and “55” gold zones. Lac drilled these zones in 1994 and 1995. Barrick Gold Corp. continued extensive drilling over the Southwest Zone in 1995-96 and from the results of this drilling estimated a resource for the Southwest Zone of 2.4 million tonnes at a grade of 6.07 gm/t gold to contain approximately 14.57 million grams or approximately 468,400 ounces of gold.

“October 22, 2002

  Acrex Ventures Ltd. (Acrex) is very pleased to announce the completion of diamond drill holes MA-02-07, MA-02-08 and MA-02-09, totaling 1,338 meters (4,390 ft.), on its Michaud Gold Property located along the prolific gold producing Destor-Porcupine Fault, northern Ontario. To date 9 holes have been completed totaling 3,038.5 meters (9,969 ft.). Alteration and gold mineralization were intersected in all 9 holes. Visible gold was noted in 6 out of 9 holes. Two new areas or zones of mineralization were encountered in the drilling, including the “55” area zone described in the Sept. 23, 2002 News Release and a recently discovered, previously untested area located immediately north of the Southwest Zone, where Barrick outlined an inferred resource of 468,000 ounces. Significant gold values over good width were encountered in several of the 2002 drill holes over a 2.1 km (1.3 miles) strike extent along the favoured gold bearing stratigraphy. These intersections highlight the strength and continuity of the gold system underlying Acrex’s Michaud property. Acrex controls an additional 6.9 km (4.1 miles) of strike length along this auriferous horizon.
  Hole MA-02-07 was collared 61 meters (200 ft.) to the east of Barrick hole 97-195, which returned 10.08 g/t gold over 4.6m (0.294 oz/t over 15.1 ft.) including a 1.1m interval averaging 24.65 g/t (3.6 ft. averaging 0.719 oz/t), a 0.6m interval averaging 9.32 g/t (2.0 ft. averaging 0.272 oz/t) and a 0.5m interval averaging 19.23 g/t (1.6 ft. averaging 0.561 oz/t) gold. In turn, hole MA-02-07 is located 122 meters to the east of hole MA-02-06, which yielded 7.5 g/t gold over 6.5m (0.219 oz/t over 21.3 ft.) within the wider 12m interval averaging 4.81 g/t gold (39.4 ft. interval averaging 0.140 oz/t gold). Hole MA-01-07 intersected a sulphide bearing, intensely altered and brecciated zone of mineralization averaging 3.62 g/t gold between 405.1 and 406.66 meters (0.11 oz/t between 1,329 and 1,334 ft.) and a 0.72m (2.36 ft.) width of quartz and potassic feldspar veining averaging 8.61 g/t gold (0.25 oz/t) at a depth of 444.5m (1,458 ft.). Several other lower grade areas of alteration were also encountered. These intercepts illustrate the continuity of the gold bearing alteration system to the east of Acrex’s hole MA-02-06 and Barrick’s hole 97-195. These recently discovered mineralized zones remain open along strike to the east and west and to depth.

  Two geological test holes (MA-02-08 and MA-02-09) were collared in the area immediately north of the Southwest Zone area, where in 1996-97 Barrick outlined its inferred resource of

  468,000 ounces. A re-interpretation of the geophysical data, combined with a detailed examination of recently constructed cross-sections and longitudinal sections in this area, led to the conclusion that both folding and faulting play a significant roll in controlling the distribution of mineralization here and throughout the property. This was in contrast to Barrick’s fault control model for the distribution of gold in the Southwest zone, which resulted in the area immediately north of the Southwest zone being ignored during their drill programs. Both holes, MA-02-08 and MA-02-09, intersected alteration and mineralization within the metasedimentary package of rocks, the same stratigraphy that hosts mineralization elsewhere on the property. Hole MA-02-08 intersected 1.95 gm/t over 1.5m (0.06 oz/t over 4.9 ft.) marginal to the banded iron formation. Hole MA-02-09 averaged 5.97 g/t over 2.0m (0.17 oz/t over 6.6 ft.), including 0.5m of 20.62 g/t (1.6 ft. of 0.60 oz/t) in association with faulted and altered metasediments. The presence of gold mineralization in this previously ignored area, marginal to the Southwest Zone inferred resource, clearly demonstrates the potential of this block for hosting additional resources.

  Results from holes MA-02-06 and MA-02-07 (“55 Zone); and MA-02-08 and MA-02-09 (Area north of the Southwest Zone) are summarized below.
  This successful drill program clearly illustrates the strength and continuity of the gold system on the Michaud property. Several new areas of gold mineralization have been outlined, which will require additional drilling to test their full extent.

(b)     Permitting

Moneta – and the Company - foresee no permitting obstacles for a winter drilling program. Moneta has carried out drilling programs in the past and monitored the drilling of other operators throughout this area from 1987 to 2001. Permits from the Fisheries and Forestry Departments are required if an area of greater than 2500 metres is necessary for stripping. A potential river crossing requires a permit from the Fisheries Department. Normal drill roads, such as those used in the past and such as those envisioned for any future drilling along the “04” Extension and “55” Zones, require no permits. The author of the Meixner Report states that, upon advice from Moneta, he is not aware of any environmental liabilities against the Property.

N
Matheson
Timmins
11
101
66
ONTARIO
QUEBEC
MICHAUD GOLD PROPERTY
Kirkland Lake
0 10 20 30 40
Kilometres
MANITOBA
ONTARIO
QUEBEC
U. S. A.
Red Lake
WINNIPEG
Hemlo
DETAILED MAP AREA
Timmins
Kirkland Lake
Noranda
Val-d'Or
Chibougamau
MONTREAL
OTTAWA
TORONTO
0 200 400
Kilometres

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY
Michaud Township, Ontario

LOCATION MAP

SCALE: AS SHOWN	NTS 42A/09	FIG: 1
DATE: OCT. 2001		

michloc.dwg

GUIBORD TWP.
MICHAUD TWP.
MICHAUD TWP.
GARRISON TWP.
N
13°
Knight Lake
Rouleau Lake
Ray Lake
Masse Lake
Turner Lake
Greenland Lake
Emens Lake
Pike Lake
Chummy Lake
Ludgate Lake
Neelands Lake
Pike River
Westaway Lake
Clermont Lake
Pike River
Dewhirst Lake
48° 29' N
MICHAUD TWP.
BARNET TWP.
1243892
1247522
1239680
1243891
1247524
1235314
1246410
1235312
1235311
1224573
1240799
1235308
1235309
1235310
1236781
1240780
1226780
772748
521920
521914
521915
521912
80° 05' W

LEGEND

- Patented claim
- Leased claim
- Staked claim
- Road: main
- Road: secondary
- Trail

0 0.5 1.0 1.5 2.0 2.5

Kilometres

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY
Michaud Township, Ontario

CLAIM MAP

SCALE: 1 : 50,000	NTS 42A/09	FIG: 2
DATE: OCT. 2001		

mich-clm.dwg

Table 1 – Claims Description

Claims	# Units	Hectares	Claims	# Units	Hectares	Expiry

Patented			Staked

38502	0.75	12.14	1226673	0.25	4.05	March 31, 2002
38499	1.00	16.19	1226789	1.00	16.19	March 31, 2002
38498	0.25	4.05	1226791	1.00	16.19	March 31, 2002
38495	0.75	12.14	1235305	1.00	16.19	March 31, 2002
38491	0.25	4.05	1235308	0.25	4.05	March 31, 2002
47194	1.00	16.19	1235309	1.00	16.19	March 31, 2002
47193	1.00	16.19	1235312	0.75	12.14	March 31, 2002
47191	1.00	16.19	1235314	1.00	16.19	March 31, 2002
47192	0.75	12.14	1238680	6.00	97.14	May 31, 2003
			1243890	2.00	32.38	May 03, 2003
Leased			1243891	12.00	194.28	May 03, 2003
			1243892	1.00	16.19	May 03, 2003
521393	1.00	16.19	1247523	1.00	16.19	May 03, 2003
521394	1.00	16.19	1247524	1.00	16.19	May 31, 2003
521395	1.00	16.19	1247525	2.00	32.38	May 31, 2003
521396	1.00	16.19	1240789	0.91	14.73	June 27, 2002
521398	0.25	4.05	1240790	0.75	12.14	June 27, 2002
653636	0.25	4.05	1248410	15.00	242.85	August 01, 2003
657637	1.00	16.19
653638	1.00	16.19
653639	0.75	12.14
591314	0.75	12.14
591315	0.25	4.05
521403	1.00	16.19
521404	1.00	16.19
521406	1.00	16.19
521407	1.00	16.19
521408	1.00	16.19
591305	1.00	16.19
591306	0.75	12.14
591307	0.25	4.05
591309	0.75	12.14
591310	0.25	4.05
772975	1.00	16.19
772976	0.75	12.14
767346	0.25	4.05
772744	0.25	4.05
772745	0.75	12.14
772746	1.00	16.19
772747	1.00	16.19
772748	1.00	16.19

(c)     Accessibility, Climate, Local Resources, Infrastucture and Physiography

The Property is accessible by truck from Timmins and locally Matheson east along Highway 101 for approximately 32 kilometres, at which point a series of old logging roads and drilling roads are followed southerly to the Property.

Access on the Property, and in particular to the southern swampy areas, is more readily achievable during the winter months when the ground is frozen.

The climate is typical of north eastern Ontario with below freezing temperatures (-5 to –40oC) from November to April and brief periods of hot weather in the summer (10 to 30oC). Precipitation averages 80 centimetres per year with a substantial portion in the form of snow averaging 2.4 meters per year.

The topography is generally flat with less than 25 meters of relief. The southern portion of the Property exhibits lower topographic relief and is swampy.

Skilled labour force for mining and exploration is available in the communities of Matheson, Kirkland Lake and Timmins. Both Timmins and Kirkland Lake are major supply and service centres for the mining industry.

Communications and power are available along Highway 101.

The Perry Lake Lodge on Highway 101 provides accommodations and meals.

(d)     History

Claim staking was first recorded in the area in 1944, subsequent to an Ontario Department of Mines report that suggested the Destor-Porcupine Fault Zone (DPFZ) passed through the Property. Various parts of the Property have been held by a succession of different companies since that time. Moneta's former land position (pre-1998) consisted of a northern Michaud Parcel and a southern block of claims held under option from Nufort Resources Inc. (Nufort Parcel). The Moneta agreement covers the southern portion of the Michaud Parcel, a significant portion of the central part of the Nufort Parcel and a large ground package to the south of the Nufort Parcel. Moneta’s land position was primarily established through staking and a series of joint venture agreements in the late 1980's. Subsequent to 1998, Moneta has assumed a 100% interest in both the Michaud and Nufort Parcels.

1939-1978

Between 1945 and 1947, magnetic and geological surveys were carried out and 15 diamond drill holes, totalling 11,402 feet (3,475 meters), were completed on the Miller Occurrence located approximately 900m to the north of the Southwest Zone. Local high grade, gold mineralization was intersected over short lengths including values up to 19.2 g/t Au over 0.8 meters and 6.9 g/t Au over 1.8 meters (OGS OFR 5735). From the late 1940's to the 1980's there was little further activity in this area.

In 1947-48, Wright-Hargreaves Mines Ltd. drilled 10 holes totalling 2,655 meters on the Nufort Parcel ground to the west of the Southwest Zone. Iron formation with low gold values (< 3.5 g/t Au) was intersected (Jensen, K., 1987; OGS OFR 5735).

In the period 1939-46, Anglo-Huronian Ltd. drilled a total of 17 holes totalling 2,105 meters. Seven of these holes were drilled in the vicinity and within Acrex’s property (MPH, 1988; UNOCAL, 1989).

Dunmar Mining is reported to have drilled seven holes in the area in 1946 (Barrick, 1997).

In 1969, Amax Ltd. drilled two holes in the western end of the Nufort block. No mineralization is reported in these holes (UNOCAL, 1989).

1978-1987

In 1978, Redstone Resources Inc. staked most of what was the Nufort parcel. Redstone and Nahanni Mines Ltd. undertook a series of geophysical surveys and short drilling programs (OGS OFR 5735). A total of 2,743 meters was completed in 28 reverse circulation and diamond drill holes.

Moneta obtained an option on the Nufort parcel in 1987.

1987-2001

In 1987, work included magnetic, induced polarization (IP) and VLF EM surveys, followed by both diamond and reverse circulation drilling programs. By the end of February 1988 Moneta had completed 93 diamond drill holes and 125 reverse circulation holes on the property (UNOCAL, 1989).

MPH produced a report for Moneta in March of 1988 that compiled and interpreted existing geophysical data for the property and adjacent properties.

UNOCAL entered into a joint venture agreement on the property in 1989 and subsequently completed a two-phase drill program totalling 44 holes comprising 9,246 meters. Power stripping, hydraulic washing; mapping and limited sampling of two areas of outcrop were also undertaken.

In 1990 the property was optioned to Independence Mining Corporation ("IMC"), who carried out additional IP, VLF-EM and magnetic surveys and drilled 12 holes (3,439 meters) on the Michaud parcel.

Lac (“Lac”), a subsidiary of Barrick Gold Corporation (“Barrick”) optioned the Michaud parcel from Moneta in 1994 and subsequently optioned the Nufort parcel under a separate agreement in 1995.

From late 1994 to April 1995, Barrick successfully drilled 11 holes totalling 4,583 meters on the Michaud parcel. Three of these holes were drilled on mineralised zones associated with the DPFZ and the others tested the Southwest Zone.

Barrick's 1995-96 program included the optioning of the Nufort parcel, the establishment of a new cut grid over the Southwest Zone to facilitate a detailed magnetic survey, the drilling of 23 holes (11,534 meters) and the location of both previous and current drill hole collars by means of a GPS survey. Ten of the holes were drilled on the Southwest Zone, nine on the Last Chance Zone (located 3 km west of the Southwest Zone) and four more were described as exploration.

In the fall of 1996, Barrick estimated the Southwest Zone contained a resource of 2.4 million tonnes at a grade of 6.1 g/t Au. Preliminary metallurgical testing indicated a 95% recovery rate and compatibility with Barrick's Holt-McDermott mill.

In 1997, Barrick drilled an additional 44 holes (22,270 meters) on the Southwest Zone. Barrick returned the property to Moneta in 1998. In 2001, Moneta completed 385 meters of diamond drilling on the Twin Creek and Landing Zones, located immediately north of the Southwest Zone. An orientation IP survey was also undertaken in this area.

(e)     Geological Setting

  (i)     Regional Geology

  The Property lies immediately south of the Destor-Porcupine Fault Zone (DPFZ). This regional structural break, along with the Larder Lake-Cadillac Break or subsidiary faults, are host to most of the significant gold deposits in the Abitibi belt. In the general area of the property the Holt McDermott mine (1.89 Mt prov. + prob. @ 6.67 g/t Au – 406,429 oz Au, [OGS OPFR 6051, 2001]) and the Holloway Mine (3.9 Mt prov+prob; 2001 production of 101,353 oz Au from 489,568 tonnes milled i.e. 6.44 g/t Au) are prominent producers to the east of Michaud Township. Gold prospects under present or past exploration occur also at Ludgate, Ross Mines, Fenn – Gib and Glimmer.

  The major lithological assemblages in the area from north to south include: ultramafic to mafic rocks of the Stoughton-Roquemaure Assemblage; calcalkalic volcanics of the Duff-Coulson-Rand Assemblage; ultramafic and mafic rocks of the Kidd-Munro Assemblage: fine grained clastic sediments of the Hoyle Assemblage; clastic sediments including fine grained wackes and Timiskaming-style conglomerates of the Garrison Assemblage; and mafic volcanics of the Kinojevis Assemblage (OGS Special Volume 4). These assemblages are time equivalent to the host rocks in the Timmins camp to the west and the Holloway and Holt-McDermott mines to the east.

  Large syenitic intrusions (to 3 km in diameter) occur on or marginal to the property. Similar intrusives are spatially associated with some of the better grade gold mineralization in the area (Ludgate Lake Zone) and are also host to principal mines in the Kirkland Lake Camp that have collectively produced more than 30 million ounces of gold.

  Regional greenschist grade metamorphism affects the area; the principal result being the development of talc and chlorite in the ultramafic rocks and chlorite in the mafic rocks.

  (ii)     Local and Property Geology

  Few outcrops can be located on the Property. Existing information regarding local geology has been gleamed from the significant amount of drilling completed in the area.

  The main lithological units appear to strike 070° to 090° and dip sub vertically to steeply south (see Figure 4 – Property Geology with Proposed Drill Holes). A persistent iron formation ("IF") unit, predominantly banded iron formation ("BIF"), is contained within the clastic sediments assemblage. There is a divergence of about 20° between the strike of the IF and the contact between the sediments of the Garrison Assemblage and the Kidd-Munro Assemblage. Barrick (1996) suggests the contacts between the Garrison Assemblage, the Kidd-Munro or the Kinojevis Assemblages are faulted contacts.

  Hydrothermal alteration results in a variety of mineral assemblages. The principal alteration processes have been carbonatization, silicification, albitization and hematization. Sericite alteration is not documented in most rocks with the exception of mafic and ultramafic volcanics.

  The DPFZ is the major structure in the area, trending ~070° and dipping steeply south, sub-parallel to the regional stratigraphy. The Fault cuts ultramafic and mafic rocks of the Kidd-Munro Assemblage.

  On a local scale there are numerous faults recorded in core and numerous minor displacements are inferred from geological and geophysical interpretations. There appears to be a spatial relationship between faults that cross cut the major lithological units and gold mineralization. In the Southwest Zone, the IF appears to have been displaced by as much as 200 meters on plan view.

  Folds are not shown on the Property geology maps. However, vertical cross-sections through the Southwest Zone show multiple IF horizons and changes in dip ranging from steeply south to steeply north. Barrick's 1997 report documented 3 phases of folding and describes isoclinal folds noted in some holes within the clastic sediments and the IF.

(f)     Mineralized Zones

Several areas of gold mineralization occur on and within the vicinity of the Property. Occurrences can be grouped as follows:

  (1) Mineralization associated with clastic sediments and/or IF, principally on the Property (South, Southwest and 04 Zones).

  (2) Mineralization hosted by altered ultramafic and mafic volcanic rocks along the DPFZ to the north of the Property (Twin Creeks, Miller and Landing Zones).

  (3) Mineralization hosted by syenite marginal to the DPFZ, immediately north of the Property (Last Chance Zone).

The focus of Acrex’s exploration efforts will be mineralization associated with the IF. However, other styles of mineralization may be present on the Property and will be explored for.

LEGEND
V4K–V3K ULTRAMAFIC–MAFIC VOLCANICS
V3B BASALT
I2S–I2M SYENITE–MONZONITE
S2G–S4A SANDSTONES–ARGILLITES
S6 IRON FORMATION
S2G–S6 SANDSTONES–BIF
I3G GABBRO
FAULT
(1996) MAIN AREAS OF PREVIOUS DRILLING (YEAR)
PROPOSED DIAMOND DRILL HOLE
13°
N
SCALE
0 200 400m
TWIN CREEK / MILLER / LANDING ZONES
WINDJAMMER ZONE
5370200m N
569600m E
DPFZ
SOUTH ZONE
LAST CHANCE ZONE
55 ZONE
04 ZONE
SOUTH WEST ZONE
04 EXTENSION ZONE
ACREX CLAIM BOUNDARY
ACREX CLAIM BOUNDARY
STAKED
MA 1
MA 2,3
MA 4
MA 5
MA 6,7
MA 8,9
(1987)
(1987)
(1996)
(1996,1989)
(1997,1996)
(1996,1997)
(1997,1995,1987)
47191
47193
47194
521428 521397
767348 772978
772975
521403
521404
772746
772747
772748
591305 521406
591306 591307
521395 521396
591314 591315
Pike River
LINE 4W
LINE 0
5367900m N
569600m E
Modified after Barrick 1997 Report
ACREX VENTURES LTD.
MICHAUD GOLD PROPERTY
Michaud Township, Ontario
PROPERTY GEOLOGY WITH PROPOSED DRILL HOLES
SCALE: As Shown
DATE: OCT. 2001
NTS 42A/08
FIG: 4

(g)    IF Zones (Southwest Zone, South Zone, “04” Zone, “04” Extension Zone and “55” Zone)

In the north eastern part of the Property, gold mineralization occurs within clastic sediments along the south side of the Iron Formation (“IF”) unit. These zones have been outlined in drilling over a strike length of 2.4 kilometres. Gold mineralization is found within 500 meters of the IF, but it is concentrated within 100 meters of the IF contact. The Windjammer South zone, about 1.5 kilometres to the east on the adjacent Battle Mountain ground, is similar in nature and found in the same position relative to the IF. Significant mineralised intercepts from the Windjammer South zone are reported (e.g. 14.6 g/t Au over 3.0 meters and 5.4 g/t Au over 19.6 meters), but no resource figures appear to have been calculated for these zones.

Faulting (and/or folding?) along northwest trending structures has dislocated a 400 meter long segment of the IF from 100 meters to 200 meters to the south, relative to the units on either side of it. Mineralization in the faulted block has been termed the Southwest Zone; the mineralised area to the east of the Southwest Zone is referred to as the South Zone and the unfaulted extension to the west is known as the “04” Zone. Barrick has termed the faulted block the Central Block in their reports. This Central Block or Southwest Zone was estimated by Barrick in 1996 to contain an inferred resource of 2.4 million tonnes averaging 6.07 gm/t gold over an average width of 6.4 meters for a total of 468,400 ounces of gold. The South Zone and “04” Zone were labelled by Barrick as the East and West Blocks, respectively.

Further to the southwest, drilling in the “04” Extension zone (see Figure 7 – Schematic Subsurface Geology “04” Extension Zone) returned 6.24g/t Au over 3.3m (2.17m true thickness - drillhole MN97-186) and 5.67 g/t Au over 6.3m (4.31m true thickness - drillhole MN96-178). These intersections were cored within the same stratigraphic interval of conglomerate and iron formation (IF) that hosts the inferred resource of the Southwest Zone. Gold mineralization is contained within altered and mineralised quartz-carbonate-pyrite veinlets cutting these rock sequences. This “04” Extension Zone of gold mineralised Timiskaming + iron formation extends over about 1.2 kilometres and its eastern boundary is about 1.6 km from the central part of the main Southwest Zone.

The “55” Zone (see Figure 8 – Schematic Subsurface Geology “55” Zone) is known to occur over a strike length of approximately 500 metres and lies about 2 km south westerly from the Southwest Zone. Barrick drilled 5 holes in this area, with generally average to low gold grades. Some of the better intercepts from drill hole MN96-174 include: 4.5 g/t Au over 6.2m and 10.6 g/t Au over 1.1m, within the longer interval of 15.8 metres averaging 2.1 g/t gold. Hole MN96-181 averaged 2.3g/t Au over 16.1m, including a section of 8.6 g/t Au over 2.7m. These values were cored in medium to coarse sandstones of the Timiskaming clastics, near to a contact with iron formation. This environment is a similar structural and stratigraphic host to mineralization as to those that contain the Southwest, South, “04”, and “04” Extension Zones.

The IF is described as 10 meters to 100 meters thick and composed of mm-cm scale jasper-hematite-magnetite beds and interbedded sediments. To the north of the IF the rocks are mostly fine-grained sandstones, siltstones and argillites with cm-dm scale beds. South of the IF the sediments are similar and form a package 500 meters to 900 meters thick. The centre of this package is described as consisting of coarser clasts with conglomerate units.

5000m
MN97-202
MN97-205
MN96-178
MN97-184
MA-5
MN97-186
MA-4
M-87-65
MN97-199
5000m
Cross Pillar (30m)
8.67 / 4.31
Zone 178B
6.24 / 2.17
4.42 / 2.75
Zone 178
S2G-S4A
S6
MN97-191
260m
4.10 / 3.66
incl. 9.05 / 1.16
4.69 / 3.82
310m
3.61 / 3.65
WEST BLOCK
4500m
4500m
(-500m)
(-500m)
LEGEND
S2G-S4A SANDSTONES-ARGILLITES
S6 IRON FORMATION
ALTERATION ZONE
MINERALIZED ZONE
OVERBURDEN
FAULT
8.67 / 4.31 Au g/t/m True Thickness
9000mE
9500mE
4000m
4000m
(-1000m)
(-1000m)
0
100
200
Metres

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY
Michaud Township, Ontario

SCHEMATIC SUBSURFACE GEOLOGY
04 EXTENSION ZONE

SCALE: AS SHOWN	NTS 42A/09	FIG: 7
DATE: OCT. 2001		

Modified from Lac Exploration Inc. 1996 report
(Composite section 10400mN, Az 30°, zone 178, 178B)

comp-178-14.dwg

10 000N
58+00'W
56+00'W
MN96-174
MN96-174
54+00'W
MA-6
MN96-174
0m
340°
2.06 / 15.8m
(4.42 / 6.2m)
1.21 / 4.2m
17.00 / 0.6m
BASELINE 10 000N
S2G
190m
S6
V3K-V4K
shear zone
300m
-250m
MN96-174
363m

LEGEND

V3B	Basalt
V4K	Ultramafic flow
S1C	Conglomerate
S1G	Sandy conglomerate
S1A	Argillitic conglomerate
S2K	Arkose
S2G	Sandstone
S3G	Greywacke
S4A	Argillite
S6	Bedded Iron Formation
	Magnetic jasper
I3G	Gabbro
(wavy line)	Fault Zone
8.48/1.0	(g/tAu / length (m))
(hatched box)	Alteration zone

0 100 200
Metres

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY
Michaud Township, Ontario

SCHEMATIC SUBSURFACE GEOLOGY
55 ZONE

SCALE: AS SHOWN	NTS 42A/09	FIG: 8
DATE: OCT. 2001		

Modified from Lac Exploration Inc. 1996 report
(Section 56+00'W (~7830E), MN96-174)

mm96-174-14.dwg

Gold mineralization in the vicinity of the IF occurs predominantly as free gold and is associated with mm-cm scale quartz-carbonate veins. These veins are developed preferentially in the clastic sediments to the immediate south of the IF and, to a lesser extent, within the IF. Barrick lists four types of mineralised veins and five vein orientations as determined from their analysis of core (Barrick 1996).

Southampton Associates Inc. (1998) completed an examination of mineralised intercepts from eight holes located in the central part of Southwest Zone (95-155, 95-152, 96-177, 97-117A, 97-183, 97-187, 97-182 and 97-188). In contrast to the description of multiple veins given by Barrick, Southampton’s opinion was that the mineralised veins are likely part of an oriented stockwork of veins generally occurring subparallel to core axes (~330° azimuth).

Mineralised veins generally occur on the centimetre scale and contain quartz-carbonate with fine pyrite. Occasional fine visible gold has been noted. The dominant hydrothermal alteration products are silica, ankerite, pyrite and lesser sericite. Host rocks are bleached within 1 to 2 metres of the veins and may contain millimetre scale quartz-carbonate stringers and fine-grained pyrite. Assays show this bleached zone forms a mineralised halo of >100 ppb gold. The veins typically assay >1.0 gram/tonne. Barren carbonate veins cut the mineralised veins.

(ii)     DPFZ Zones

Three discrete zones of mineralization occur along the DPFZ approximately 900m to the north of the Southwest Zone. The Twin Creeks Zone on the west and the Landing Zone on the east flank the Miller Zone, which was discovered in the 1940’s.

The Twin Creeks Zone, Miller Zone, Landing Zone, Last Chance Zone and Ludgate Zone all occur outside the Acrex-optioned claims and are geologically dissimilar to the geological setting and mineralization described on the Acrex ground.

The DPFZ in this area is described as a wide zone of deformation and alteration (mainly carbonatization). It is, sharply bounded on its north side, whereas the south margin appears to be gradational. Altered ultramafics contain fuchsite, while in the mafic volcanics alteration is manifest by the development of yellow sericite, silica and carbonate. Hematite occurs in the most intensely altered areas.

Barrick (1996) describes these zones as "altered (silicified, albitized) green carbonatized ultramafic and mafic flows within a 200 m thick by 2.1 km long ankerite alteration envelope surrounding the DPFZ. Gold mineralization occurs within zones of strong brecciation and stockworks of quartz veinlets mineralised with 2-5% very fine-grained pyrite and occasional visible gold. This type of mineralization is erratic and difficult to correlate both on strike and dip".

UNOCAL, IMC and Barrick have collectively drilled 34 holes on these zones from 1989 to 1997. Some of the better results include:

MU-89-94	5.8 g/t over 2.8 meters;
MU-89-95	16.5 g/t over 3.7 meters;
MU-89-101	9.3 g/t over 6.0 meters;
MU-89-120	7.5 g/t over 2.1 meters;
MI-91-142	2.0 g/t over 16.9 meters including
6.0 g/t over 2.7 meters;
MI-91-148	5.5 g/t over 2.4 meters;
MI-91-149	5.7 g/t over 1.6 meters.

(iii)     Syenite Hosted Gold Mineralization (Last Chance Zone)

The Last Chance Zone (2.5 kilometres west of the Twin Creeks Zone) was discovered by UNOCAL in 1989. It occurs within the lower of two porphyritic syenite intrusions in contact with unaltered ultramafic and mafic rocks, on the south side of the DPFZ. UNOCAL drilled 11 holes in this zone and Barrick drilled a further 9 holes in 1996.

The Twin Creeks Zone, Miller Zone, Landing Zone, Last Chance Zone and Ludgate Zone all occur outside the Acrex-optioned claims and are geologically dissimilar to the geological setting and mineralization described on the Acrex ground.

The syenite porphyries dip southwest, with the lower boundary of the lower syenite in fault contact with ultramafic rocks. Gold mineralization is found in association with quartz ± carbonate stringers and siliceous, hematitic alteration with up to 5% pyrite. UNOCAL reported the following intersection:

MU-89-108	11.3 g/t over 3.7 meters
and 20.6 g/t over 1.2 meters;
MU-89-133	.6 g/t over 2.5 meters;
MU-89-126	13.0 g/t over 3.1 meters;
MU-89-129	13.0 g/t over 1.8 meters.

(h)     Drilling

Thousands of metres of reverse circulation and diamond drilling have been completed on numerous mineralised targets located on and marginal to the Property (some 224 drillholes on the greater Moneta property with most of these drilled on the Acrex claims). Several of these programs are referred to in the “History” section.

On the Property, most of the drilling efforts were concentrated within the clastic sediment hosted mineralised horizons developed along the southern margin of the iron formation (“IF”). Drilling emphasis was placed on the Southwest, South and “04” Zones, with the majority of that used to define the Southwest Zone inferred resource of 2.4 million tonnes averaging 6.07 gm/t gold for a total of 468,400 ounces of gold. Limited drilling (5 drill holes over a strike length of 360m) was also completed on the “55” Zone, located approximately 2 kilometres to the west of the Southwest Zone. Mineralization on the “55” Zone is similar to that encountered in the Southwest Zone, i.e. gold is associated with quartz-carbonate-pyrite veins in altered sandstone, near or at an IF contact.

Lac and Barrick, using standard procedures employed by large mining and exploration companies, completed the bulk of the drilling. Drilling completed by Lac and Barrick in the vicinity of the Southwest Zone included:

1996	- 9 NQ diamond drill holes totalling	6,285m
1997	- 44 NQ diamond drill holes totalling	22,270m

Drilling in both years was conducted by Benoit Diamond Drilling of Val-d’Or, Quebec. Drill collars were surveyed using the G.P.S. method.

Barrick (1996) used the results of 65 diamond drill holes to calculate a preliminary resource inventory in the Southwest Zone area. This inventory was estimated to be 2.4 million tonnes with a gold grade of 6.07 gm/t (0.18 oz/t) over an average horizontal thickness of 6.4 metres for approximately 468,400 ounces of gold. Most of the drilling was done in a north-south direction with the aim of cutting the steeply dipping, east - west striking IF along an 1,100+m strike extent to the mineralised zone in this area. The best intercepts from the 1996 drilling in this area included: DDH162 – 6.0 gm/t over 8.5m and DDH177 – 8.0 gm/t over 10.8m.

The 1997 drill program was designed to upgrade the resource and increase it to a minimum of 5 million tonnes for a total gold content of at least 850,000 ounces. The drilling conducted by Barrick did not achieve this goal.

(i)     Sampling and Analysis

Historical sampling procedures are not fully outlined in the Barrick Resource Report (1996). However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting and analyses of samples.

In the 1996 drilling program a total of 877 core samples representing 902 metres were assayed for gold at the Swastika Laboratory located in Swastika, Ontario. The samples were first fire assayed (one assay-tonne) using the fire assay-atomic absorption technique with a detection limit of 5 ppb. Any sample with a value greater than 500 ppb was automatically re-assayed using standard gravimetric fire assay technique. Some 196 samples were checked at Chimitec Ltd. in Val-d’Or, Quebec.

In the 1997 program 4,227 core samples were assayed for gold at the Swastika Laboratory. The samples were assayed using the fire assay-atomic absorption technique with a detection limit of 5 ppb. Every value greater than 500 ppb was automatically re-assayed using the standard gravimetric fire assay technique. In addition, 12 check assays of rejects from holes MM97-208 and MM97-222 were completed using the pulps and in some cases (4 samples) with the metallic sieve method by the Swastika Laboratory. Check assay values confirmed the repeatability of the original assay results.

Core is currently stored in a locked and secured warehouse in Timmins, Ontario and is available for examination. Some intervals would also be available for re-sampling, if required.

Samples were taken from altered or veined intervals within and marginal to the iron formation (“IF”). The IF and conglomerates within the clastic assemblage are the only distinguishable marker lithologies. The IF exhibits good lateral and vertical continuity. Thus, the IF horizon was used as a starting marker to identify upcoming mineralised zones. The IF is 10 to 100 meters thick and dips approximately 70o south to subvertical. Seven zones of mineralization, consisting of 2 to 3 lenses each, were identified to lie within the clastics located to the south of the IF. These drilled and sampled intervals all occur within a 1 kilometre strike length and a 250m wide envelope.

(j)     Security of Samples and Data Verification

The security measures undertaken by previous operators were not detailed in their written reports. However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting, analyses and security of samples.

Data used in the preparation of the Meixner Report was accessed and examined at Moneta’s offices, at a secure core storage facility near Timmins and on the Property itself. Documentation of this work, primarily by Barrick and UNOCAL along with summary reports assessing these programs by Southampton Associates Inc. and Roscoe Postle Associates, show that this work was carried out to a good standard of competency and completion. Paper records such as assay sheets and drill logs, geophysical sections, maps and cross sections are properly archived at Moneta’s offices and readily available for inspection. Drill core is well and securely stored in an orderly way and assayed sections of core have been halved by diamond saw and appropriately marked by tags in the boxes. It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at the storage site.

There appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams. Because of the professional nature of the previous work, the author of the Meixner Report did not feel it necessary to collect split-cored samples of mineralised intervals for re-assaying purposes.

(k)     Mineral Resources and Mineral Reserves

In 1996, Barrick calculated a preliminary resource inventory on a set of interpreted cross sections, level plans and on polygonal longitudinal sections of the various zones in the Southwest area. A total of 65 diamond drill holes were used to evaluate this preliminary resource.

Computer sections were created at a scale of 1:1,000, level plans also at a scale of 1:1,000 and polygonal longitudinal sections at a scale of 1:2,000.

Radiuses of influence for various categories of potential ore were:

  Probable – 25 metre radiuses (50m x 50m)
  Probable + Possible – 50 metre radiuses (100m x 100m)
  Probable + Possible + Potential – 100m x 200m (vertical)

Criteria used to calculate the preliminary resource inventory were:

  9.0 gm/t x metre (gold grade x horizontal thickness) cut-off
  No composite less than cut off was used unless geological continuity was noted
  Cut factor of 34.387 gm/t (>1.0 oz/t)
  Density of 2.7 m3/t
  Horizontal width of each composite calculated from vertical core angle deviation
  For all category resources – 30 metres crown pillar

The Southwest Zone resources calculated were:

PROBABLE	0.8 Mt @ 5.70 g/t over 6.4 m	(146,600	oz)
PROBABLE + POSSIBLE	1.67 Mt @ 6.01 g/t over 6.5 m	(321,800	oz)
PROBABLE + POSSIBLE + POTENTIAL	2.4 Mt @ 6.07 g/t over 6.4 m	(468,400	oz)

These probable, possible and potential categories of potential ore were calculated by Barrick Gold Corp. in 1997. Mr. H. Meixner, P.Geo., the author of the Geological Report on the Michaud Gold Property dated November 5, 2001, deemed these parameters as reliable and appropriate and has re-categorized this resource estimate to an inferred mineral resource of 2.4 million tonnes averaging 6.07 grams per ton gold. This re-categorization is in compliance with the new CIM Standard Definitions adopted in NI 43-101.

Statistical work completed demonstrated some important features regarding the distribution of gold. These included:

  The Southwest Zone is composed of six mineralised sub-zones
  82% of the Probable resource, 57% of the Possible resource and 25% of the Potential resource are located in the upper part (above –400m)

  The Central block contains 67% of the Probable resource, 69% of the Possible resource and 75% of the Potential resource
  The quality of the gold resource is dependent on the density of drill holes

To test compatibility with Barrick's Holt-McDermott mill, some mineral processing and metallurgical testing was undertaken by Barrick in 1997.

Preliminary grinding and cyanide leach tests were done on gold ore from an interval in hole MM97-177, which averaged 8.0 g/t Au over 10.8m. The test was done at Barrick’s East-Malartic mill in order to determine the head gold grade and optimal grinds. Recoveries of 95% were achieved and it was demonstrated that the tails grade directly follows the grind liners. A grind of 99% -200 mesh; 85.6% -400 mesh was tested in a beaker with agitator for 72 hours. Cyanide consumption was 0.35 kg/t and lime was 7.41 kg/t.

Fractional assays on the tails indicate a turning point at about -500 mesh, shifting from about 0.6 g/t Au to 0.25 g/t Au. The averaged assay results of 8.09 g/t Au confirms the Swastika Laboratory assay of 8.0 g/t Au and indicates that gold particle sizes are homogeneously distributed.

(l)     Exploration and Development

The Company plans on the continued evaluation of the Property. Programs are to include a re-examination of the existing database, an evaluation of the potential of lesser-tested targets (i.e. “04” Extension and “55” Zones), an evaluation of the potential for other reconnaissance targets followed by diamond drilling of targets. The goal will be to increase the resource in the area of the Southwest Zone and to drill test additional targets for inclusion in a new resource estimate.

As outlined in the Meixner Report, a first phase follow-up exploration program to include data compilation, interpretation and modelling followed by 2,600 meters (approximately 8,580 feet) of diamond drilling in nine holes (see Figure 4 – Property Geology with Proposed Drill Holes) is estimated to cost $343,275.

4.     General

The expenditures on the Property to date have been approximately $350,000. They do not involve any divestitures and are not to be considered for principal capital expenditures -–although, by making the expenditures, the Company is potentially earning an interest in the Property.

The Meixner Report recommended an initial exploration and drilling programme by the Company on the Property estimated to cost, with contingencies, $343,275. That programme includes the work that has already been initiated by the Company. If the Company’s geological consultants, based on the results of the work that will be done in 2002, recommend additional exploration or development work on the Property the Company will not be able to initiate it without raising additional funding. In fact, if the continued encouraging results are received and recommendations are made to place the Property into production as a commercial mining operation substantial capital costs will be required – which the Company will have to raise. It is not possible, at this date, to forecast how much additional expenditures on exploration or development work will be recommended nor what the costs would be of putting the Property into production as a commercial mine if such should become feasible.

The Company does not have any employees – other than its President, T.J. Malcolm Powell, who is engaged under a service contract on a part-time basis. All other efforts on behalf of the Company are done by consultants and contractors – or by directors and officers. The Company does not anticipate engaging any employees in the foreseeable future.

The Company does not have any subsidiaries.

C.     Plan of Operations

The Company, under the guidance of its geological consultants, its Director, Gregory Crowe P.Geo. and Henry Meixner, P.Geo. will continue with the exploration work on the Property which has been initiated – all of which will be done by contractors. As results from the various work programmes and drilling are received there will be ongoing analysis of those results and the proposed work programmes will be adjusted from time to time based on the results received and the interpretation of those results. When the 2002 work and drilling programme is completed a geological consultant will be engaged by the Company to fully review those results and recommend to the Company what further work programmes should be conducted on the Property. Management will then, if further programmes are recommended, have to raise the funding necessary to pay the costs of that further work.

D.     Property, plants and equipment

The Company does not own any property, plant or equipment – other than minor incidental office equipment items. The Company’s only principal asset is the Moneta Agreement.

Item 5.Operating and Financial Review and Prospects

A.     Operating results

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations. The extraordinary gain apparently realized by the Company in 1999 was as a result of book-keeping entries and did not represent any business income generated from business activities of the Company. Because the Company has not carried on any income generating activity during the past three fiscal years its financial statements do not reflect meaningful revenue or income. The Company has incurred expense each year to maintain itself in existence, to maintain itself in good standing under the requirements of the applicable securities regulatory authorities and, latterly, to negotiate the Moneta Agreement and to initiate work on the Property.

B.     Liquidity and capital resources

Because of the “start-up” status of both the Company it does not have liquidity, either short or long term. It does not have any material unused sources of liquidity. The Company does not have sufficient working capital to carry forth any work on the Property other than the 2002 work programme which is underway. Provided that if the Reserve which has been created as described in Item 4B.3 can be released to the Company that money will become part of the Company’s working capital. The Reserve will only be released to the Company if, as and when the Judgment described in Item 4.B.3 is settled by the parties to it and it is released from the title to the Property. Management is satisfied that it has sufficient working capital on hand to pay all of its general and administrative costs to beyond the end of 2002.

The Company does not have any material commitments for capital expenditures. The Company does not have any debt instruments outstanding. The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

C.     Research and development, patents and licences

The Company has not carried on any research and development during the past three years and has no research and development policies.

D.     Trend information

The Company cannot identify any significant trends which are applicable to it or its plans. The Company’s principal focus in exploring the Property is to discover deposits of gold-bearing ores which would be economically mineable. The potential economics of a gold mining property are entirely dependent on the price at which gold trades from time to time on the international gold market. In the period since the commencement of 2002 there has been an upward movement in the international price of gold – but Management of the Company is not in a position to predict how long that trend will continue.

Item 6.     Directors, Senior Management and Employees

A.     Directors and senior management

The following additional information is provided with respect to the Directors and Officers of the Company:

Mr. T.J. Malcolm Powell

Mr. Powell, as President, is responsible for managing and leading the Company. He was appointed Chief Executive Officer November 30, 2001. Mr. Powell does not work full-time for the Company and considers that he spends – and will spend in the foreseeable future –approximately 50% of his time on the affairs of the Company. Mr. Powell does not have any written contractual relationship with the Company.

Mr. Powell has, since November, 1998, acted in an independent contractor capacity, as the person responsible for shareholder, investor and public relations for the various companies comprising the Lang Group of Companies – on a full-time basis.

Mr. Powell has been a director and the president of various small public Companys since 1985, some of which engaged in minor mineral exploration activities.

Mr. Frank A. Lang

Mr. Lang has no assigned responsibilities except to act as the Chairman of the Board and provide incidental public Company and mineral exploration advice to the Board of the Company and to members of the Company’s management. Mr. Lang was only appointed to his positions October 2, 2001 and does not expend, or consider that he will be expected to expend, more than 1% of his time on the affairs of the Company. Mr. Lang has no contractual relationship with the Company.

During the past 5 years Mr. Lang’s full-time occupation has been to act as a director and president, CEO and/or Chairman of the Board of the various companies which have comprised the Lang Group of Companies, all of which are involved in mineral exploration. Mr. Lang has been involved, in one capacity or another, in mineral exploration activities for more than 20 years.

Mr. Carl R. Jonsson

Mr. Jonsson’s responsibilities are primarily as the lawyer for the Company and it is incidental to that capacity that he also holds positions as a Director and the Secretary of the Company. He was appointed Chief Financial Officer November 30, 2001. Mr. Jonsson

holds a Bachelor of Laws Degree and is a member of the Law Society of British Columbia. Other than attending at meetings of the Board of Directors Mr. Jonsson’s services are rendered to the Company as a principal of the law firm of Tupper Jonsson & Yeadon. Mr. Jonsson does not have any other contractual relationship with the Company.

Mr. Jonsson’s principal occupation during the past 5 years has been acting as a solicitor and many of his clients have, during that period, been involved in aspects of mineral and natural resource exploration. Many of Mr. Jonsson’s functions during that period have been to advise his clients as to the requirements of the securities regulatory authorities having jurisdiction over them and the stock exchanges upon which their shares have been listed for trading. Mr. Jonsson has acted primarily as a corporate and securities lawyer for in excess of 35 years.

Mr. Gregory C. Crowe

Mr. Crowe, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion - primarily of a geological nature. Mr. Crowe is a registered P.Geol. in the Province of Alberta and a registered P.Geo. in the Province of British Columbia. Mr. Crowe, until May, 2002, devoted an estimated 10% of his time to the Company. For the period between June, 2002 and mid-July, 2002 he was employed full-time in supervising and conducting work on or in relation to the Property. He was appointed Vice-President Exploration November 30, 2001. He does not have a written contractual relationship with the Company.

During the past 5 years Mr. Crowe has acted as a geological consultant to numerous companies involved in mineral exploration – and that is still his principal occupation. For the period between October, 1994 and December 1997, Mr. Crowe was a director, officer and employee of Yuma Copper Corporation. Mr. Crowe has been active in mineral exploration for approximately 20 years.

Mr. Arthur G. Troup

Mr. Troup, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion - primarily of a geological nature. Mr. Troup is a registered Professional Engineer. Mr. Troup has, since his appointment September 25, 2001, devoted an estimated 5% of his time to the Company. He does not have a contractual relationship with the Company.

During the past 5 years Mr. Troup has been the Vice-President Exploration of the Lang Group of Companies. Mr. Troup has been active in mineral exploration for more than 30 years.

B.     Compensation

(a)
T.J. Malcolm Powell was not paid any compensation for services to the Company for the period ending May 30, 2002. Since June 1, 2002 he has been paid $6,000 per month for his management services to the Company. The funds are paid to him indirectly through the payment of his wholly owned private company, Arbutus Enterprises Ltd.

(b)
Gregory G. Crowe is not paid for his services to the Company as a Director. However, as he is a professional geologist he has been providing geological services and managing the Company’s programme on its property and is paid therefor at a rate of $400 per day –indirectly through his wholly owned private company 647741 B.C. Ltd.

(c)
Carl R. Jonsson is not paid for his services as a director and officer of the Company, per se. However, he is a senior principal of Tupper Jonsson & Yeadon, the British Columbia, Canada law firm which provides legal services to the Company – which are primarily provided by Mr. Jonsson. Mr. Jonsson therefore indirectly benefits from the legal fees which the Company pays to Tupper Jonsson & Yeadon.

(d)	Messrs. Lang and Troup do not receive any cash or cash equivalent compensation for acting as Directors of the Company.
(e)
All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company set opposite their names below, exercisable at $0.30 per share on or before June 3, 2007:

Optionees Names	No. Optioned Shares

T.J. Malcolm Powell	200,000
Gregory Crowe	150,000
Arthur Troup	100,000
Frank Lang	100,000
Carl R. Jonsson	50,000

The Company does not provide any pension, retirement or similar benefits to its Directors or Officers – nor is it accruing any liability to them with respect to any such benefits.

C.     Board practices

1.     The Company’s Board of Directors has only one committee – the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors.

2.     All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting. The next Annual General Meeting of the Shareholders of the Company has not been scheduled but must be held no later than June 30, 2003.

3.     None of the service contracts under which Directors supply services to the Company have any provisions for individuals receiving benefits on any termination of such contracts.

4.     The members of the Audit Committee – currently comprised of Directors Frank Lang, Arthur Troup and Carl R. Jonsson – receive no separate remuneration for acting as a member of the Committee, nor are their appointments for any fixed term. Their appointments are not subject to any specific terms of reference.

D.     Employees

The Company does not have any employees – nor has it ever had any employees.

E.     Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 8,038,616 issued shares also set opposite their names:

Details of options held by the Directors and Officers are set forth in Section B(e) above.

During the last three completed fiscal years – January 1, 1999 to December 31, 2001 - the Company has issued shares on a number of different dates for different prices and consideration, as follows:

During the 3 years referred to above there was no change in the voting rights attached to the Shares - nor any other special rights or restrictions attached or changed. All of the Shares comprising the Company’s authorized and issued capital are voting common shares, with each share carrying 1 non-cumulative vote. All decisions with respect to the issuance of Shares and the terms thereof are by resolution of the Board of Directors of the Company.

Item 7.     Major Shareholders and Related Party Transactions

A.    Major shareholders

1.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, T.J. Malcolm Powell, the direct and indirect holder of 1,283,415 shares of the Company, being 15.97% of the issued shares of the Company. This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years. Mr. Powell does not hold any voting rights from other shareholders.

2.
The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.
The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares. As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at August 30, 2002 the Company had 61 shareholders of record of which 58 were resident in Canada holding between them 8,025,856 shares and 3 were resident in the U.S.A. holding between them 12,760 shares.

4.	There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.     Related party transactions

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company except:

(a)	The options which have been granted to directors or officers which are detailed above;
(b)
Effective October 3, 2001 the Company closed a private placement sale of 285,700 shares of the Company, for a price of $0.2625 to Arbutus Enterprises Ltd., the wholly owned company of T.J. Malcolm Powell. Simultaneously, the Company issued to Arbutus Enterprises Ltd. 285,700 share purchase warrants, each of which entitles the purchase of one additional share of the Company, exercisable at $0.35 per share on or before September 13, 2003.

(c)	Of the Unit private placement described in Clause 4 of page 9 portions of the Units were sold to Company Directors. In particular pursuant to the private placement the numbers of Units noted below were sold to Company Directors:

Carl R. Jonsson	200,000
Frank A. Lang	113,333
Arthur J. Troup	20,000

Item 8. Financial Information

A.     Consolidated Statements and Other Financial Information

1.	Exhibited hereto are audited consolidated financial statements prepared by an independent auditor and accompanied by an audit report:
(a)	prepared as at the last fiscal year-end, December 31, 2001, with comparative figures shown as of December 31, 2000;

(b)	prepared as at the fiscal year-end, December 31, 1999, with comparative figures shown as of December 31, 1998;
(c)
unaudited consolidated interim financial statements covering the period between the last fiscal year-end, December 31, 2001, and June 30, 2002, with comparative figures for the same 6 month period ending March 31, 2001.

2.	The Company does not have any sales and accordingly the financial statements show no sales revenues.
3.	The Company does not have a dividend policy.

B.     Significant Changes

No significant changes have occurred since the various dates of the financial statements which are exhibited.

Item 9.     The Offer and Listing

The Company is not proposing any offering of its securities. This Statement is not filed or issued with respect to any proposed offering or listing of its securities, or other distribution of its securities.

Item 10.      Additional Information

A.	Share capital
1.
The authorized capital of the Company consists of 25,000,000 common voting shares without par value. As at the close of business on the date of this Statement there were 8,038,616 shares issued – all of which were issued as fully paid shares. Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below. Certain of the options are held by Company Directors as detailed in Item 6.B above.

2.
As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

B.	Memorandum and articles of association
1.
The Company was incorporated in British Columbia, Canada, under Certificate of Incorporation number 88,439 August 1, 1969. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.

2.	The powers and functioning of the Directors are set forth in the Articles of the Company which were adopted and filed as of the date of its incorporation. They provide:
(a)
     subject to the obligation of a Director to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, a Director may vote with respect to such matter in certain instances and in certain instances shall not vote;

	(b)	the Directors may, in the absence of an independent quorum, vote compensation to themselves;
	(c)	there are no limitations on the exercise by the Directors of the Company’s borrowing powers;
	(d)	there are no provisions for the retirement or non-retirement of Directors under an age limit;
	(e)	there is no requirement for a Director to hold any shares in the Company.
3.	As all of the Company’s authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares.
4.
To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 75% of the issued shares of the Company attending and voting, and in a separate meeting by a 75% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

5.	Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6.	There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

7.
There are no provisions in the Company’s Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

8.
There are no bylaw provisions requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of the company and their affiliates.

9.	There are no provisions in the Company’s Memorandum or Articles governing changes in the Company’s capital which are more stringent than required by law.

C.     Material contracts

The only material contract which the Company has entered into, and which is not in the ordinary course of its business within the past 2 years, is the agreement dated September 1, 2001 with Moneta, pursuant to which the Company has the right to acquire 60% interest in the Property – as described in Item 4.B.1.

D.     Exchange controls

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.     Taxation

The Company is, by the taxation laws of Canada, obliged to withhold potential tax at source with respect to payments made to persons or companies which are not residents of Canada and which would otherwise be taxable if received by Canadian resident taxpayers. Canada has treaties with respect to such taxation with various other countries including the United States.

F.     Dividends and paying agents

The Company has no dividend payment policies nor dividend paying agents.

G.     Statements by Experts

The annual financial statements of the Company included in this Statement, prepared as of December 31, 1999 and December 31, 2001, with comparative figures, have attached to them Auditors’ Reports and Comments dated respectively May 12, 2000 and February 12, 2002. The Reports and Comments were prepared by the Company’s Auditors, Bedford Curry & Co., Chartered Accountants, of 801 – 1281 West Georgia Street, Vancouver, B.C., Canada, who are members of the British Columbia Institute of Chartered Accountants. The Reports and Comments are included with the consent of Bedford Curry & Co. – whose writen consent is included Exhibit 10(a).

H.  Documents on display

Any of the documents referred to above can be viewed at the Company’s Registered Office, which is located at Suite 1710, 1177 West Hastings Street, Vancouver, B.C., Canada. All of the documents referred to above are in English.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

(a)
The Company is not presently involved in borrowing money and does not have any dealings in, nor plan to have any dealings in, derivatives or other financial instruments, and does not carry on business which makes it specifically sensitive to currency exchange variations. If and when the Company borrows money it will have to consider the interest rates that would then be applicable to it.

(b)
As the Company is only still in a “start-up” mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

(c)	The Company has identified risk factors that are applicable to it, which are described in Item 3.D above.

Item 12. Description of Securities Other than Equity Securities

The Company is not, by this Statement, registering any debt securities or other securities – other than its voting common shares.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
(a)
The Company has not committed any default in the payment of any principal, interest, sinking or purchase fund installment, or any other indebtedness. Reference is made, however, to the claim against the Company referred to in Item 4.A.5 - which the Company does not consider itself to be in default under and which the Company will dispute and file a counter-claim with respect to, if the creditor attempts to enforce the alleged indebtedness.

(b)
As the Company has never declared any dividends it is not in arrears with respect to the payment of dividends, nor is it in any deficiency with respect to any rights or obligations outstanding with respect to its issued shares.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds
                    Nil

Item 15.      [Reserved]

Item 16.      [Reserved]

PART III

Item 17.      Financial Statements

The financial statements of the Company which are furnished and attached hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant’s Report attached thereto, and in the Notes thereto, reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted Accounting Principles in comparison to United States Generally Accepted Accounting Principles.

Item 18.      Financial Statements

Not applicable

Item 19.      Financial Statements and Exhibits

Index of Exhibits attached: - Note that the documents comprising Exhibits which are not available electronically, were filed in hard copy. They are accordingly not attached.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.
VANCOUVER, BRITISH COLUMBIA

DECEMBER 31, 1999 AND 1998

1. AUDITORS' REPORT

2. STATEMENTS OF EARNINGS AND DEFICIT

3. BALANCE SHEETS

4. STATEMENTS OF CASH FLOWS

5. NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.
CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

AUDITORS' REPORT

To the Shareholders of ACREX Ventures Ltd.

We have audited the balance sheets of ACREX Ventures Ltd. as at December 31, 1999 and 1998 and the statements of earnings and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the periods then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding period.

Vancouver, British Columbia	BEDFORD CURRY & CO.
May 12, 2000	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S.
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 12, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements

Vancouver, British Columbia	BEDFORD CURRY & CO.
May 12, 2000	CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENTS OF EARNINGS AND DEFICIT

Year ended December 31, 1999 and 1998 [Note 9]

	1999	1998

EXPENSES

Legal	$7,504	13,182
Filing fees	6,916	3,288
Accounting	2,000	8,660
Office and general	1,410	1,053
Transfer agent fees	3,193	801

Net loss before other item	(21,023)	(26,984)

Gain on settlement of notes payable [Note 4]	126,675	-

Net income (loss) before income taxes	105,652	(26,984)

Income taxes	9,595	-

NET INCOME (LOSS)	96,057	(26,984)

Deficit, beginning of period	(2,619,537)	(2,592,553)

DEFICIT, end of period	$(2,523,480)	(2,619,537)

INCOME (LOSS) PER SHARE	$0.031	(0.009)

ACREX Ventures Ltd.

BALANCE SHEETS

December 31, 1999 and 1998

	1999	1998

ASSETS

Current
Cash	$1,861	5,581
Accounts receivable	-	3,277
Notes receivable	96,400	-
Advances to Voice Mobility Inc. [Note 4]	-	642,187

	$98,261	651,045

LIABILITIES

Current
Accounts payable	$96,537	61,073
Income taxes payable	9,595	-

	106,132	61,073

SHAREHOLDERS' EQUITY

Share capital [Note 3]	2,515,609	2,515,609
Share subscriptions [Note 4]	-	693,900
Deficit	(2,523,480)	(2,619,537)

	(7,871)	589,972

	$98,261	651,045

APPROVED ON BEHALF OF THE BOARD:

/s/ T. J. Malcolm Powell	/s/ Carl R. Jonsson

Director	Director

ACREX Ventures Ltd.

STATEMENTS OF CASH FLOWS

Year ended December 31, 1999 and 1998

	1999	1998

OPERATIONS

Net income (loss)	$96,057	(26,984)
Less item not involving cash:
Gain on settlement of notes payable	(126,675)	-

	(30,618)	(26,984)
Decrease (increase) in accounts receivable	3,277	(1,873)
Increase (decrease) in accounts payable	(29,536)	8,930
Increase in income taxes payable	9,595	-

	(47,282)	(19,927)

FINANCING

Share subscriptions received	1,132,200	16,619

INVESTING

Advances to Voice Mobility Inc.	(1,088,638)	(260,000)

Decrease in cash	(3,720)	(263,308)

Cash, beginning of period	5,581	268,889

CASH, end of period	$1,861	5,581

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 1999 and 1998

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the Canadian Venture Exchange.

The Company is in the process of investigating business opportunities.

The ability of the Company to realize assets at their carrying values and to discharge liabilities in the normal course of business is dependent on future profitable operations and/or the obtaining of additional debt or equity financing.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

Financial instruments - The Company's financial instruments consists of cash, accounts receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its other financial instruments mentioned and that their fair values approximate their carrying values, unless otherwise noted.

Income taxes - The Company follows the liability method method of accounting for income taxes in accordance with the Canadian Institute of Chartered Accountants. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax income rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

3. SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value. The issued share capital is as follows:

	1999		1998
	Number	Amount	Number	Amount

Balance, beginning of period	3,056,516	$2,515,609	3,206,516	$2,515,609

Escrow shares cancelled at $0.01 per share	-	-	(150,000)	-

Balance, end of period	3,056,516	$2,515,609	3,056,516	$2,515,609

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 1999 and 1998

4. SHARE SUBSCRIPTIONS

In 1998, the Company received subscriptions for certain private placements of units. The private placements were not accepted for filing by the regulatory authorities.

Pursuant to a Loan Agreement between the Company and Voice Mobility, Inc. ("VMI"), these funds were advanced to VMI interest free without specific terms of repayment, pending an agreement to purchase 100% of the shares of VMI, with a direct obligation to the Subscribers to be responsible to repay the funds advanced to them in the event the purchase of VMI did not complete.

The agreement to purchase VMI did not in fact complete and the share subscriptions were subsequently converted to non-interest bearing promissory notes. Effective July 6, 1999, the promissory notes were transferred to VMI, relieving the Company of its obligations pursuant to the promissory notes and cancelling its advances to VMI.

As a result of the exchange of promissory notes and the relief of the Company's obligations, the Company recorded a gain on settlement of $126,675.

5. RELATED PARTY TRANSACTIONS

The proposed acquisition of Voice Mobility Inc. ("VMI") and the promissory note exchange agreement described in Note 5 involves companies with officers and directors in common.

Accounts payable includes $65,000 due to VMI for the balance of share subscriptions referred to in Note 5.

6. INCOME TAXES

The Company had non-capital loss carry-forwards of $52,870 which have been offset against this year's taxable income. No previous benefit of these losses had been recognized in the financial statements.

	1999	1998

Income taxes based on a combined basic federal
and provincial income tax rate of 45.6%	$48,199	-
Decrease in taxes resulting from:
Capital gain allowance	(14,448)	-
Non-capital losses applied	(24,120)	-
Other	(36)	-

Income tax expense	$9,595	-

7. COMPARATIVE FIGURES

Comparative figures are at December 31, 1998 and the four months ended December 31, 1998.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 1999 and 1998

8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

(Expressed in Canadian Dollars)	1999	1998

Net earnings (loss) as reported in accordance with Canadian GAAP	$96,057	(26,984)
Adjustment:	-	-

Net earnings (loss) under US GAAP	$96,057	(26,984)

Earnings (loss) per share	$0.031	(0.009)

Recent pronouncements:

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement, as amended, is effective for year ends beginning after June 15, 2000. SFAS No. 133 requires all derivatives, including those embedded in other contracts, to be recorded on the balance sheet at fair value. Changes in the fair values of derivatives are recorded either in current earnings or other comprehensive income, depending on whether or not the derivative is designated as a part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recorded in current earnings.

The adoption of SFAS No. 133 did not have a material impact on its results of operations or financial position.

9. YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.
VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2001, 2000 AND 1999

1. AUDITORS' REPORT

2. STATEMENTS OF EARNINGS AND DEFICIT

3. BALANCE SHEETS

4. STATEMENTS OF CASH FLOWS

5. NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.
CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

AUDITORS' REPORT

To the Shareholders of ACREX Ventures Ltd.

We have audited the balance sheets of ACREX Ventures Ltd. as at December 31, 2001, 2000 and 1999 and the statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding period.

Vancouver, British Columbia, Canada	BEDFORD CURRY & CO.
February 12, 2002	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S.
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 12, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements

Vancouver, British Columbia, Canada	BEDFORD CURRY & CO.
February 12, 2002	CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

EXPENSES

Legal	$49,250	24,604	7,504
Business investigation costs	17,208	17,000	-
Accounting	12,383	7,075	2,000
Filing fees	6,570	22,794	6,916
Transfer agent fees	4,175	4,198	3,193
Office and general	2,045	856	1,410
Travel	617	-	-

Loss before gain on
settlement of notes payable and income taxes	(92,248)	(76,527)	(21,023)

Gain on settlement of notes payable [Note 4]	-	-	126,675

Earnings (loss) before income taxes	(92,248)	(76,527)	105,652

Income taxes (recovery)	(451)	(9,595)	9,595

NET EARNINGS (LOSS)	(91,797)	(66,932)	96,057

Deficit, beginning of year	(2,590,412)	(2,523,480)	(2,619,537)

DEFICIT, end of year	$(2,682,209)	(2,590,412)	(2,523,480)

EARNINGS (LOSS) PER SHARE	$(0.029)	(0.022)	0.031

ACREX Ventures Ltd.

BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000

ASSETS

Current
Cash	$1,679	11,644
Accounts receivable	484	1,359
Income taxes recoverable	-	9,595

	2,163	22,598

Deferred share issue costs	22,375	-

	$24,538	22,598

LIABILITIES

Current
Accounts payable and accrued expenses	$116,142	22,401

SHAREHOLDERS' DEFICIENCY

Share capital [Note 3]	2,590,605	2,515,609
Share subscriptions	-	75,000
Deficit	(2,682,209)	(2,590,412)

	(91,604)	197

	$24,538	22,598

APPROVED ON BEHALF OF THE BOARD:

/s/ T. J. Malcolm Powell	/s/ Carl R. Jonsson

Director	Director

ACREX Ventures Ltd.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

OPERATIONS

Net earnings (loss)	$(91,797)	(66,932)	96,057
Less item not involving cash:
Gain on settlement of notes payable	-	-	(126,675)

	(91,797)	(66,932)	(30,618)

Decrease in accounts receivable	875	95,041	3,277
Decrease (increase) in income taxes recoverable	9,595	(9,595)	-
Increase (decrease) in accounts payable	93,737	(74,136)	(29,536)
Increase (decrease) in income taxes payable	-	(9,595)	9,595

	12,410	(65,217)	(47,282)

FINANCING
Deferred share issue costs	(22,375)	-	-
Share subscriptions received	-	75,000	1,132,200

	(22,375)	75,000	1,132,200

INVESTING

Advances to Voice Mobility Inc.	-	-	(1,088,638)

Increase (decrease) in cash	(9,965)	9,783	(3,720)

Cash, beginning of year	11,644	1,861	5,581

CASH, end of year	$1,679	11,644	1,861

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the Canadian Venture Exchange, currently suspended from trading since 1995.

The Company is in the process of investigating business opportunities.

As of December 31, 2001 and 2000 the Company had a working capital deficiency of $91,604 (2000 : working capital $197) and had incurred an operating loss of $91,797 (2000 : $66,392) for the year then ended. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and on the ability of the Company to obtain necessary financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Deferred share issue costs - Share issue costs incurred prior to the issuance of share capital are deferred and deducted from share capital when the related shares are issued.

Income taxes - The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax income rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Financial instruments - The Company's financial instruments consists of cash, accounts receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

3. SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value. The issued share capital is as follows:

	2001		2000
	Number	Amount	Number	Amount

Balance, beginning of year	3,056,516	$2,515,609	3,056,516	$2,515,609

Issued for cash	285,700	74,996	-	-

Balance, end of year	3,342,216	$2,590,605	3,056,516	$2,515,609

Warrants - The Company has 285,700 warrants outstanding to purchase 285,700 common shares at a price of $0.35 per share expiring September 13, 2003.

On November 2, 2001, the Company entered into an escrow agreement for 1,283,415 shares. The shares are to be released from escrow on a pro-rata basis commencing on the date the CDNX issues a notice confirming the shares of the Company have been reinstated for trading on the CDNX with the final release 36 months from that date.

4. GAIN ON SETTLEMENT OF NOTES PAYABLE

In 1998, the Company received subscriptions for certain private placements of units. The private placements were not accepted for filing by the regulatory authorities.

Pursuant to a Loan Agreement between the Company and Voice Mobility, Inc. ("VMI"), these funds were advanced to VMI interest free without specific terms of repayment, pending an agreement to purchase 100% of the shares of VMI, with a direct obligation to the Subscribers to be responsible to repay the funds advanced to them in the event the purchase of VMI did not complete.

The agreement to purchase VMI did not in fact complete and the share subscriptions were subsequently converted to non-interest bearing promissory notes. Effective July 6, 1999, the promissory notes were transferred to VMI, relieving the Company of its obligations pursuant to the promissory notes and cancelling its advances to VMI.

As a result of the exchange of promissory notes and the relief of the Company's obligations, the Company recorded a gain on settlement of $126,675 for the year ended December 31, 1999.

5. COMMITMENT

On September 1, 2001, the Company agreed (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta") to acquire a 60% interest in a mineral property consisting of 76.91 mineral claims in the Michaud Township, Ontario (the "Property").

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

5. COMMITMENT (continued)

The Agreement grants to the Company the right to earn a 60% interest in the Property by:

(a)	expending not less than $500,000 on work on the Property within 24 months of the date that the Agreement is accepted for filing by the Exchange (the "Approval Date");
(b)	of the work referred to in paragraph (a), not less than $300,000 will have to have been completed prior to December 31, 2002;
(c)	completing additional work so that the Company will have spent at least $1,000,000 in work on the Property by 36 months following the Approval Date;
(d)	committing to and completing a bankable feasibility study on the Property within 60 months after the Approval Date.

To maintain its rights beyond December 31, 2002, if the Company has satisfied the requirement in sub-clause (b) above, but has not by that date performed at least $500,000 of work on the Property, the Company must prior to December 31, 2002 give to Moneta a commitment that it will, prior to December 31, 2003, do such additional work on the Property so that it shall have prior to December 31, 2003 done not less than $500,000 of work on the Property.

The Company will be obligated to pay a finder's fee of $25,000 with the issuance of the Company's stock at a price acceptable by the CDNX.

The Property is subject to an encumbrance - being a Writ of Execution against Moneta and its property - by a person who holds an outstanding Court Judgment (the "Judgment") of $136,366. The Judgment was issued on November 17, 1998 and accrues interest at a rate of 7% per annum. Management estimates the amount payable will be approximately $190,000 by November 1, 2003.

Moneta has advised that it is both attempting to appeal the Judgment and negotiate a settlement. However, there is uncertainty as to whether either of these outcomes will be achieved.

In order to retain its interest in the property the Company may be forced to settle the Judgment on behalf of Moneta. If it does it would claim reimbursement of any amounts paid from Moneta; however there is no assurance that the Company would recover such funds. To enable the Company to retire the Judgment if it becomes, in the opinion of Management, necessary to do so, a reserve of $190,000 (the "Reserve") will be established from the proceeds of the offering described in Note 8.

On December 31, 2001 the Company executed a trust agreement with its solicitors, which provides them to hold the Reserve to satisfy the Judgment or, if the Company decides not to pay the Judgment or Moneta pays it, to repay the amount to the Company.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

6. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $49,450 (2000: $24,604), of which $22,375 has been set up as deferred share issue costs, from a law firm of which a director is a member. Accounts payable and accrued expenses includes $72,375 (2000: $17,000) due to the law firm.

Accounts payable includes $21,968 (2000: $4,544) due to a company owned by a director/shareholder or to persons related to him.

7. INCOME TAXES

The Company has non-capital losses of $150,000 which are available to be applied against any future taxable income. No previous benefit of these losses has been recognized in the financial statements.

	2001	2000	1999

Income taxes based on a combined basic federal
and provincial income tax rate
of 44.6% (2000,1999 45.6%)	$(41,142)	$(34,896)	48,199
Decrease in taxes resulting from:
Losses for which an income tax
benefit has not been recognized	20,476	25,301	-
Capital gain allowance	-	-	(14,448)
Non-capital losses applied	-	-	(24,120)
Other	(451)	-	(36)

Income tax expense (recovery)	$(21,117)	(9,595)	9,595

8. SUBSEQUENT EVENT

On February 6, 2002, the Company filed an amended preliminary prospectus with the Canadian Venture Exchange and the British Columbia Securities Commission for the sale of flow-through and non-flow-through units, each consisting of one common share and a warrant, for a maximum of $1,250,000. The warrants entitle the holder to purchase an additional share for a period of one year from the date of the closing of this offering. The units that are sold with flow-through rights attached to them will be sold at a price of $0.35 per unit and the units which do not have flow-through rights attached to them will be sold at a price of $0.30 per unit. Pursuant to an agency agreement dated November 14, 2001, the agent will receive a cash commission equal to 10% of the gross proceeds from the sale of the units, a corporate finance fee of $21,400, including GST, and agent's warrants entitling the agent to purchase up to 20% of the total number of shares sold pursuant to this offering for a period of one year from the date of the closing of this offering, exercisable at the price which is equal to the unit sales prices.

The transaction is awaiting regulatory approval.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

(Expressed in Canadian Dollars)	2001	2000	1999

Net earnings (loss) as reported in accordance with Canadian GAAP	$(91,121)	(66,932)	96,057
Adjustment:	-	-	-

Net earnings (loss) under US GAAP	$(91,121)	(66,932)	96,057

Earnings (loss) per share	$(0.029)	(0.022)	0.031

Stock based compensation - The Company continues to record compensation expense for U.S. GAAP purposes following the intrinsic value method of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” in accounting for the plans. Under APB 25, no compensation expense has been recognized for its stock-based compensation plans in any of the three periods ending December 31 as the Company has not issued any stock options.

Recent pronouncements:

  Business combinations - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

  Goodwill and Intangible Assets - In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

  Accounting for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS No. 144 "Accounting for the impairment or disposal of long lived assets", which retains, in general, the requirements of SFAS No. 144 and addresses significant implementation issues. The provisions of SFAS No. 144 are effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ACREX VENTURES LTD.

/s/ T.J. Malcolm Powell
Per:

T.J. Malcolm Powell, President

Date:	November 8, 2002

CERTIFICATION

We, the undersigned, T.J. Malcolm Powell, and Carl R. Jonsson, being the Chief Executive Officer and the Chief Financial Officer respectively, of ACREX VENTURES LTD., certify that the Form 20F being filed herewith fully complies with applicable U.S. disclosure requirements and that the information contained therein fairly represents, in all material respects, the financial condition and results of operations of the Issuer.

DATED at Vancouver, B.C., Canada this 8th day of November, 2002.

/s/ T.J.Malcolm Powell		/s/ Carl R. Jonsson

T.J.M. Powell	C.R. Jonsson
President and Chief Executive Officer	Chief Financial Officer

CERTIFICATION

Each of the undersigned, T.J. Malcolm Powell, and Carl R. Jonsson, the Chief Executive Officer and Chief Financial Officer respectively of the Issuer, certify that:

(a)	he has reviewed the attached Form 20F;
(b)	based on his knowledge the Form 20F does not, either by affirmative statement or omission, contain any misleading statements;
(c)	based on his knowledge the Financial Statements, and other financial information in the Form, fairly represent in all material respects the Issuer’s financial condition and results of operations;
(d)
we are responsible for establishing, maintaining and designing disclosure controls and procedures to ensure that material information is made known to us, have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this Certification, and confirm our satisfaction with the effectiveness of the disclosure controls and procedures;

(e)	we have disclosed to the Auditors, and Audit Committee of the Board of Directors of the Issuer:
(i)
  all significant deficiencies in the Issuer’s internal controls for both accounting and financial reporting which could adversely the Corporation’s ability to record, process, summarize and report financial data, and have identified to the Auditors any material weakness in the internal controls – although we are of the opinion that there are none; and

(ii)	any fraud involving management or employees who have a significant role in such internal controls – of which there has been none;
(f)
whether there have been any significant changes in internal controls since our most recent evaluation of the internal controls including corrective actions with regard to significant deficiencies – of which in our opinion there were none.

DATED at Vancouver, B.C., Canada this 8th day of November, 2002.

/s/ T.J.Malcolm Powell		/s/ Carl R. Jonsson

T.J.M. Powell	C.R. Jonsson
President and Chief Executive Officer	Chief Financial Officer

Exhibit Index

Exhibit 4-A to 20F Registration Statement of
Acrex Ventures Ltd. dated October 4, 2002

  THIS AGREEMENT made and dated effective from the 1st day of September, 2001.

BETWEEN:

  MONETA PORCUPINE MINES INC., a body corporate, incorporated under the laws of the Province of Ontario and having its Head Office at 65 Third Avenue, Timmins, Ontario P4N 1C2

  (hereinafter referred to as “Moneta”)

OF THE FIRST PART

AND:

  ACREX VENTURES LTD., a body corporate, incorporated under the laws of the Province of British Columbia, and having its Head Office at 9131 Jaskow Gate, Richmond, British Columbia

  (hereinafter referred to as “Acrex”)

OF THE SECOND PART

WHEREAS:
A.
Moneta is the owner of 100% of the mineral properties (commonly known to the Parties as the “Michaud Property”) which is comprised of all or portions of 56 contiguous mineral tenures located in Concessions 2, 3 and 4 in Michaud Township, located at latitude 49[o] 31’N and longitude 80[o] 15’W, approximately 100 kilometers east of Timmins, Ontario (the “Property”) (more particularly described in Schedule “A” attached hereto).

B.	The Parties wish to enter into this Agreement to grant to Acrex the exclusive right to earn a 60% interest in the Property by fulfilling all of the requirements set forth in this Agreement.
C.	The shares of Acrex are listed for trading on the Canadian Venture Exchange (“Exchange”).

NOW THEREFORE, in consideration of the premises and the covenants and agreements hereinafter contained, the Parties agree as follows:

1.         Moneta hereby grants to Acrex the exclusive right to to earn a 60% interest in the Property by completing the requirements in Clause 2.

2.	To maintain its rights Acrex shall complete the following work on the Property:
	(a)	Acrex will complete, or have completed, a $500,000 work program on the Property within 24 months of the date this Agreement is accepted for filing by the Exchange (“Approval Date”);
	(b)	Of the work required by sub clause (a) not less than $300,000 will have to be completed prior to December 31, 2002 – which is a binding and not an optional obligation on the part of Acrex;
	(c)	Acrex will complete, or have completed, an additional $500,000 work program on the Property within 36 months of the Approval Date – for a total of $1,000,000 of work on the Property; and
	(d)	Acrex will commit to and complete a bankable feasibility study within 60 months of the Approval Date.
3.
     If Acrex has satisfied the obligation contained in Clause 2(b), but has not performed at least $500,000 of work on the Property, it must, to maintain its rights beyond December 31, 2002, prior to that date, give to Moneta a commitment that it will prior to December 31, 2003 do such additional work on the Property so that it shall have prior to December 31, 2003 done not less than a total of $500,000 work on the Property.

4.
     Upon fulfillment of the obligations set out in Clause 2 above, Acrex will give written notice to Moneta that it has fulfilled its obligations whereupon Acrex will be vested with 60% right, title and interest in and to the Property;

5.
     During the currency of this Agreement, Acrex will be operator and will carry out and record work for assessment purposes, and pay fees and Lease payments, as required to maintain the Property in good standing and will file all work for assessment purposes. Acrex’s commitments may be assigned to a third party such that work completed by the third party will accrue to the benefit of Acrex according to paragraph 2 above.

6.
     During the currency of this Agreement, Acrex will contract Moneta to coordinate, supervise and carry out all surface exploration on the Property. Moneta agrees to carry out all operations on the Property in a good and workmanlike manner, acceptable to the Acrex Board of Directors and in accordance with standard engineering, environmental and technical practices, and Moneta shall be responsible for all reclamation and will comply with all government regulations all at a cost that is competitive in the industry.

7.
     From and after signing this Agreement, Moneta will make available to Acrex all exploration and technical information on the Property, and during the currency of this Agreement, Acrex and Moneta shall share all information obtained from exploration of the

Property, and as required by the regulatory authorities will cooperate to coordinate and issue joint news releases.
8.
     There will be a two-kilometer area of interest (“AOI”) from the present outside boundaries of the Property within which the terms of this Agreement shall be binding; provided that this Clause will not cover any property or property interests which, at August 30, 2001 were owned or held by Moneta.

9.
     If either party acquires any mineral properties or mineral interests within the AOI, it shall given notice to the other of the interest acquired and all relevant details that it has with respect thereto including the costs of the acquisition. The other party will have 60 days to elect to have the property be subject to this Agreement, and in such case will within the 60 days pay the other party it’s respective percentage interest of the costs of acquisition - i.e. Moneta will pay Acrex 40% of the costs of the acquisition of any property interest by Acrex and Acrex will pay Moneta 60% of the costs of the acquisition of property by Moneta.

10.
     Moneta represents that it is the beneficial owner of the Property free of all liens, charges and encumbrances, and that it has the exclusive right and authority to deal with the Property in accordance with the terms described herein.

11.
     Within 10 days of the execution of this agreement Moneta shall deliver to Acrex a recordable notice or instrument which Acrex will be able to record against the titles to the Property of its rights under this agreement. If Acrex shall acquire a 60% interest in the property, Moneta will forthwith execute and deliver recordable transfers of the 60% interest.

12.
     If at any time Moneta wishes to sell or assign interests in the Property, Moneta shall give Acrex a 30 day first right to purchase such interest; provided that if Acrex does not acquire such interest, Moneta shall not thereafter offer its interest to a third party on terms less favourable than those offered to Acrex. Similarly if Acrex wishes to sell or assign interests in this Agreement or the Property, Moneta shall have a first right to purchase those interests; provided however that this clause will not preclude Acrex from:

(a) Transferring all or portions of its interest to an associated, affiliated, subsidiary or parent corporation; or
(b) Agreeing to transfer portions of its interests to any other company or entity with which Acrex develops a joint venture agreement relative to the property.
13.
     If Acrex shall earn a 60% interest in the Property, the parties will become a joint venture and will negotiate and execute a joint venture agreement containing industry standard terms and such other terms as may be appropriate or agreed to between the parties; provided that if Acrex shall satisfy the requirements of sub clauses (a)-(c) of Clause 2, it may at any time thereafter within 36 months from the Approval Date elect to not have the joint venture created and rather take a 1% net smelter return (“NSR”) interest against the Property, and thereafter Acrex shall have no other rights to acquire any interests in the Property.

14.
     If Acrex elects to take the NSR pursuant to Clause 13, Moneta shall have an option to purchase the NSR for $1,000,000 for the period of one year after project financing for the Property is completed by Moneta.

15.
     Termination of this Agreement by Moneta will require 60 days written notice of default to Acrex specifying the default, and if Acrex has not remedied the default or fails to take reasonable steps to remedy the default within such 60-day period, Moneta will be entitled to give notice of termination.

16.	If this agreement is terminated, Acrex shall:
(a)
quit claim and transfer all its interests in the Property to Moneta, free and clear of all liens and encumbrances, and in good standing with respect to the performance of assessment work for at least one (1) year;

(b)
deliver to Moneta as soon as possible after receipt of written request from Moneta copies of all reports, maps, drill logs, assay results and and other relevant technical data compiled by Acrex with respect to the Property; and

(c)	remove from the Property within twelve (12) months of the effective date of termination all equipment and exploration and mining facilities erected, installed or brought upon the Property.
(d)	complete any work commitment that it has undertaken pursuant to clause 3.
17.
     In addition to any other termination provisions contained in this Agreement Acrex shall have the right to, at any time, terminate this Agreement without liability therefor by giving written notice of such termination to Moneta and in the event of such termination this Agreement shall be of no further force and effect.

18.	The parties acknowledge that Acrex shall have the sole and exclusive right to possession of the Property and to determine what work is to be carried out on the Property.
19.	Moneta and Acrex agree to execute all such further documents or do all things necessary to implement and carry into effect the provisions and intent of this Agreement.
20.
     The rights of neither Party shall be prejudiced by events beyond a Party’s reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Property but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the Party affected shall use all reasonable means to do so promptly.

21.     Each Party agrees to cooperate with the other in applying for and obtaining all required federal, provincial and other governmental or regulatory approvals.

22.      This agreement is subject to any required acceptance for filing by the Toronto Stock Exchange (“TSE”) and the Canadian Venture Exchange (“CDNX”), and acceptance by the CDNX of the Property as a property of merit for the purposes of reactivating Acrex.

23.      Subject to regulatory approval, finders fees must be given to Stephen Wilkinson or his assigns and each party will be responsible for 50% thereof. The finders fees will be a total of 5.0% of the amount expended by Acrex on work on the property pursuant to sub-clauses 2(a), (b) and (c) of this Agreement – to a maximum total of $50,000.

24.      This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

25.      This Agreement replaces entirely a Letter of Intent Agreement between the Parties relating to the Property, dated August 30, 2001.

IN WITNESS WHEREOF the Parties have signed this Agreement by the hands of their duly authorized Officers.

MONETA PORCUPINE MINES INC.

Per:	/s/ F.P. Yungwirth

Fran Yungwirth, CEO

ACREX VENTURES LTD.

Per:	/s/ Malcolm Powell

Malcolm Powell, President

Exhibit 4-B to 20F Registration Statement of
Acrex Ventures Ltd. dated October 4, 2002

THIS OPTION AGREEMENT made and dated the 3rd day of June, 2002.

BETWEEN:

  ACREX VENTURES LTD., a body corporate, incorporated under the laws of British Columbia, with Registered Office at 1710 – 1177 West Hastings Street, in the City of Vancouver, Province of British Columbia

  (herein referred to as the "Company")

OF THE FIRST PART

AND:

  T.J. MALCOLM POWELL, of 9131 Jaskow Gate, Richmond,
  British Columbia V7R 5H6

  (herein referred to as the "Optionee")

OF THE SECOND PART

W H E R E A S:

A.      The Optionee is a director and officer of the Company.

B.      As an incentive to the Optionee to continue to serve the Company, the Company desires to grant to the Optionee an option to purchase shares in its capital stock on the terms hereinafter contained;

NOW THEREFORE, in consideration of the premises and covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.      The Company hereby grants to the Optionee an option ("Option") to purchase 200,000 shares in its capital, exercisable at any time on or before June 3, 2007 at a price of $0.30 (Cdn.) per share.

2.      During the term of the Option the Optionee may exercise, from time to time, the whole or any part of the Option, by paying to the Company the purchase price for the shares purchased pursuant thereto. Upon receipt of a request for shares from the Optionee, and payment therefor, the Company shall forthwith issue and allot to the Optionee the number of shares that have been paid for. The shares will be subject to such retrading restrictions as may be imposed upon them by the securities laws of the Province of British Columbia and the rules of the TSX Venture Exchange - and the certificates will be endorsed with any required legend.

3.      The Option is not assignable by the Optionee; provided however, that if the Optionee shall die while the Optionee is an employee, officer or Director of the Company or of a subsidiary of the Company, the Optionee's estate shall be entitled to exercise the whole or any part of the Option existing at the date of death, at any time up to 1 year after the date of death.

4.      If, at any time during the continued existence of the Option, there shall be any alteration in the capital stock of the Company, other than an increase or decrease in its authorized or issued capital, the Option shall attach to an appropriate number of the shares or securities of the Company which shall have been created by any such alteration, and the price payable on the exercise of the Option shall be adjusted proportionately to the change in the shares resulting from such capital alteration.

5.      The Optionee's continued service to the Company is a condition of the continuance of the option herein granted. Accordingly, if the Optionee shall, during the term of the within option, cease to be a director, officer or employee of the Company, the option herein granted to the Optionee shall cease and terminate 30 days after the date upon which the Optionee last ceases to be a director, officer or employee of the Company or a subsidiary of the Company.

6.      This Agreement and any amendments to any of the terms and conditions hereof are subject to the approval of the Securities Regulatory authorities, and any Stock Exchange, having jurisdiction over the affairs of the Company, and, if the Optionee is an Insider of the Company, as defined in the Securities Act of British Columbia, is subject to approval at a general meeting of the shareholders of the Company. The Optionee shall not be entitled to exercise the Option until such approvals have been obtained.

7.      The Parties hereto agree to do such further and other acts and execute such further and other documents as may be necessary to carry out the true intent and meaning of this Agreement.

8.      This Agreement shall enure to the benefit of and be binding upon the Parties and their permitted heirs, executors, administrators, successors and assignees.

IN WITNESS WHEREOF the parties have caused this Agreement to be signed as of the day and year first above written.

ACREX VENTURES LTD.

Per:	/s/ Carl R. Jonsson

Authorized Signatory

SIGNED, SEALED and DELIVERED by
T.J. MALCOLM POWELL in the presence of:
of:

/s/ A. Troup___________________________	/s/ T.J. Malcolm Powell___

Witness	T.J. Malcolm Powell

Exhibit 4-C to 20F Registration Statement of
Acrex Ventures Ltd. dated October 4, 2002

UNIT SUBSCRIPTION AGREEMENT

ACREX VENTURES LTD.
9131 Jaskow Gate
Richmond, British Columbia, Canada, V7E 5H6
Tel: (604) 664-7723 Fax: (604) 277-1752

Price per Unit: Cdn. $0.30_____________________________

Number of Units Purchased: 200,000____________________

Total Subscription Price: $60,000.00_____________________

Name and Address of Purchaser:
Address: 1710 – 1177 West Hastings Street

Name: Carl R. Jonsson	Vancouver, B.C. V6E 2L3

(604) 683-9262	(604) 681-0139

(Telephone Number)	(Fax Number)

Alternate Registration and Delivery Instructions: Provide the name and address (including contact name and telephone number) of the person to whom the certificate representing the Units is to be delivered, if other than the Purchaser:

Name:	Address: _____________________
Contact Name: _______________________	(Street Address)
Telephone Number: ___________________	___________________
(City, Province and Country)
___________________
(Postal Code)

WHEREAS:

1.     Subscription: The undersigned (the "Purchaser") hereby tenders to Acrex Ventures Ltd. (the "Company") this subscription offer which, upon acceptance by the Company, will constitute an agreement (the "Subscription Agreement") of the Purchaser to purchase from the Company and, on the part of the Company, to sell to the Purchaser, the number of Units (“Units”) set out above at the price and for the "Total Subscription Price" set out above, all on the terms and subject to the conditions set forth in this Subscription Agreement. Each Unit is comprised of one Share and one Warrant.

The Purchaser acknowledges that the Purchaser's Units will be issued as part of an offering of Units to be sold by the Company by private placement. By its acceptance of this offer, the Company agrees that the Purchaser will have the benefit of all of the representations, warranties, covenants and conditions provided to or for the benefit of the Purchaser set forth in this agreement. The Units, Shares and Warrants have not and will not be registered under the U.S. Securities Acts.
1.	Definitions: In this Subscription Agreement, unless the context otherwise requires:
	(a)	“Acceptance Date” means the date of the acceptance of this Subscription by the Company as set forth on page 4 hereof;
	(b)	“Act” means the British Columbia Securities Act;
	(c)	"Agreement Date” means the date that the Purchaser signs this Agreement as written in above the Purchaser’s signature on page 7;
	(d)	"Closing" means the completion of the issue and sale by the Company and the purchase by the Purchasers of the Units pursuant to this Agreement at 10:00 a.m. on the Closing Date;
	(e)	"Closing Date" means the earlier of June 28, 2002, or the date on which the last of the conditions precedent set forth in Section 6 of this Agreement are met;
	(f)	"Securities Laws" means, collectively, the applicable securities laws of British Columbia and Canada and the respective regulations and rules made thereunder;
	(g)	"Shares" means common shares without par value in the capital of the Company as constituted on May 20, 2002;
	(h)	"Stock Exchange" means the TSX Venture Exchange;
	(i)	"Subscribed Number of Shares" means the number of Shares purchased hereunder being one Share per Unit;
	(j)	"Subscribed Number of Units" means the number of Units shown on page 1 hereof;
	(k)	"Subscription Price per Share" means $0.30each;
	(l)	"Units" means one Share and one Share Purchase Warrant;
	(m)	"Warrants" means the common share purchase rights conferred hereby as part of Units;
	(n)	“Warrant Shares” means the Shares which will be issued pursuant to the exercise of Warrants.
2.	Constitution of Units:
(a)
Each Unit will consist of one Share and one non-transferable Warrant. The Shares will each be evidenced in one certificate registered in the name of the Purchaser as directed on the cover page. The Warrants are evidenced by this Agreement.

(b)	The Warrants will be subject to terms and conditions contained herein, which will include an appropriate adjustment in class and number of Warrant Shares issuable pursuant to any exercise thereof upon the occurrence of any subdivision, consolidation or re-classification of the Shares."

(c)	Each Warrant will be exercisable for two (2) years from the Agreement Date to purchase one (1) Share, at $0.35 for one (1) year measured from the Agreement Date, and thereafter at $0.40 per Share for the period ending two (2) years after the Agreement Date.

3.	Representations and Warranties of the Company: By accepting this offer, the Company represents and warrants to and covenants and agrees with the Purchaser as follows:
(a)
the Company is duly incorporated and is validly subsisting and in good standing under the laws of the Province of British Columbia and is duly registered and licensed to carry on business in the jurisdictions in which it carries on business and owns property;

	(b)	the Company is a reporting issuer under the Act, and is in compliance with its obligations under the Securities Laws;
	(c)	there has been no adverse material change in relation to the Company since May 20, 2002 and no adverse material fact exists in relation to the Units which has not been generally disclosed;
	(d)	the authorized capital of the Company consists of 25,000,000 common shares without par value, of which 7,400,283 are issued and outstanding on the date hereof as fully paid and non-assessable shares;
	(e)	the outstanding Shares are listed for trading on the Stock Exchange;
(f)
no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Shares or any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding Shares, except as disclosed in the Offering Memorandum;

(g)
there are no actions, suits, proceedings or investigations, whether on behalf of or against the Company pending, or, to the knowledge of the Company, threatened against or affecting the Company at law or in equity, before or by any federal, provincial, municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(h)
none of the execution and delivery of this Agreement, nor the fulfilment of the terms hereof, nor the issue, sale or distribution of the Units, Shares, Warrants or Warrants Shares by the Company as provided for in this Agreement conflicts with or will conflict with or results or will result in a breach of any of the terms, conditions or provisions of the constating documents of the Company, resolutions of its shareholders and directors, or, any material licence or permit issued to the Company or any material agreement or instrument to which the Company is a party;
(i)
the Company will use its best efforts to obtain the consent of the Stock Exchange and has complied with all other requirements of the Stock Exchange and of the Securities Laws applicable to the offering and sale of Units to Purchasers on a "private placement" basis as contemplated hereby prior to the Closing Date;

(j)	the Company will reserve or set aside sufficient Shares to issue to the Purchaser the Units and any Warrants Shares issuable on exercise of the Warrants;
(k)
the Company is the beneficial owner of its properties, business and assets or the interests in the properties, business and assets, and any and all agreements pursuant to which the Company holds any such interest in property, business or assets are in good standing according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated;

(l)	the Shares for which certificates are delivered to the Purchaser pursuant to this Agreement will, at the time of delivery, be duly authorized, validly issued, fully paid and non-assessable.
(m)	on the Closing Date the Company will have taken all necessary steps to duly and validly create and issue the Units.

4.     5.1     Conditions of Closing: The Purchaser acknowledges and agrees that, as the initial subscription for the Units will not be qualified by a prospectus, such sale is subject to the requirements governing the prospectus and registration exemptions being used for such subscription.

        5.2     The Purchaser execute and return to the Company all relevant documentation required by Securities Laws and policies of the Stock Exchange, including forthwith on execution hereof of the following documentation:

  (a)     this Subscription Agreement duly executed with all information filled in on the cover page;

  (b)     British Columbia Securities Act Form 45-903F1, if the subscription is made by an investor who is an individual or Form 45-903F2, if the investor is a corporation purchasing less than $97,000 of Shares; and

  (c)      the Total Subscription Price.

      5.3     Closing will occur on a business day determined by the Company as Unit Subscription Agreements are received by it, and will take place at the Company's registered office immediately after all applicable conditions are met. At closing the Units will be issued and the subscription proceeds will be advanced to the Company.

5.      Payment and Delivery: The Purchaser will pay to the Company, by a certified cheque or bank draft made payable on execution hereof to or to the order of "Acrex Ventures Ltd." in an amount equal to the Total Subscription Price. Other arrangements for the payment of such amount may be acceptable to the Company. In the event that this offer is not accepted by the Company or the conditions are not satisfied, within the time therein provided, this offer and any other documents delivered in connection herewith will be returned to the Purchaser .

6.      Loan of Purchase Funds Before Closing: The subscription funds advanced directly to the Company hereunder are deemed a non-interest bearing loan to the Company pending Closing and the Company shall be free to use the funds pending Closing.

7.      Purchaser's Representations, Warranties and Agreements: The Purchaser represents and warrants to the Company, as representations and warranties that are true as of the date of this offer and will be true as of the date of this Subscription Agreement and as of the Closing Date, that:

  (a)     Authorization and Effectiveness. If the Purchaser is a corporation, the Purchaser is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this offer and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof, or, if the Purchaser is a partnership, syndicate or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this offer and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof, and, in either case, upon acceptance by the Company, this offer will constitute a legal, valid and binding contract of the Purchaser enforceable against the Purchaser in accordance with its terms.

  (b)     Purchasing as Principal. Except to the extent contemplated in subparagraphs (e) and (f) the Purchaser is purchasing the Units as principal (as defined in all applicable Securities Laws) for its own account, and not for the benefit of any other person.

  (c)     Purchasing for Investment Only. The Purchaser is purchasing Units for investment only and not with a view to resale or distribution.

  (d)     Purchasing as Agent or Trustee. In the case of the purchase by the Purchaser of Units as agent or trustee for any principal whose identity is disclosed or identified by account number only, each beneficial purchaser of Units for whom the Purchaser is acting, except to the extent contemplated in sub-clause (f), is purchasing its Units as principal for its own account, and not for the benefit of any other person, for investment only and not with a view to immediate resale or distribution, and the Purchaser has due and proper authority to act as agent or trustee for and on behalf of such beneficial purchaser in connection with the transactions contemplated hereby.

  (e)     Purchaser Has Benefit of Statutory Exemptions. The Purchaser, and in the case of the purchase by the Purchaser of the Units as agent or trustee for any principal whose identity is disclosed or undisclosed or identified by account number only, each beneficial purchaser of the Purchaser's Units for whom the Purchaser is acting is purchasing as principal a sufficient number of Units so that the aggregate acquisition cost of the Purchaser or beneficial purchaser will not be less than the amount required to qualify for the applicable exemption proposed to be used;

  (f)     Corporation or Unincorporated Organization. If the Purchaser, or any beneficial purchaser referred to in subparagraph (e) above, is a corporation or a partnership, syndicate, trust or other form of unincorporated organization, the Purchaser or such beneficial purchaser was not incorporated or created solely to permit securities purchases without a prospectus.

  (g)     No Undisclosed Information. The Units are not being purchased by the Purchaser as a result of any material information concerning the Company that has not been publicly disclosed and the Purchaser's decision to tender this offer and acquire the Purchaser's Units has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Company or any other person and is based entirely upon currently available public information concerning the Company.

  (h)     Investment Suitability. The Purchaser, and any beneficial purchaser referred to. in subparagraph (e) above, has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Units and is able to bear the economic risk of loss of such investment.

8.     Resale Restrictions: The Purchaser understands and acknowledges that the Units will be subject to certain resale restrictions (including a 12-month British Columbia hold period measured from the Agreement Date) under applicable Securities Laws and the Purchaser agrees to comply with such restrictions. The Purchaser also acknowledges that it has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions and that it is solely responsible (and the Company is not in any manner responsible) for complying with such restrictions.

9.     No Revocation: The Purchaser agrees that this offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Purchaser; provided that if this Agreement has not been accepted for filing by the Stock Exchange by June 28, 2002, either Party may at any time thereafter prior to the Closing hereof give notice to the other terminating this Agreement.

10.     Indemnity: The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, law suit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Purchaser contained herein or in any document furnished by the Purchaser to the Company in connection herewith being untrue in any material respect or any breach or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any document furnished by the Purchaser to the Company in connection herewith.

11.     Modification: Subject to section 16, neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

12.     Rights of Action and Rescission:

  12.1     Investors in the Province of British Columbia shall have the rights of action and rescission provided for in the Securities Laws, and the provisions thereof are deemed to be included in this Agreement as though they were set out herein in full.

  12.2     All of such rights are in addition to and not in derogation from the rights of the Purchaser pursuant to the relevant securities legislation or the Common Law.

13.     Assignment: This Subscription Agreement and any interest herein or any of the rights arising hereunder may be assigned only together with a transfer of the Units purchased hereunder and in accordance with applicable Securities Laws, the rules of the Stock Exchange and any applicable Securities Laws in the jurisdiction in which the Purchaser resides; Provided that the Purchaser acknowledges that, pursuant to the rules of the Stock Exchange, Warrants issued pursuant to a private placement are not transferable.

14.     Miscellaneous: The agreement resulting from the acceptance of this offer by the Company contains the whole agreement between the Company and the Purchaser in respect of the subject matters hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made or deemed to be made by the Purchaser herein will survive the execution and delivery, and acceptance, of this offer and the Closing. Time shall be of the essence of this Subscription Agreement. This Subscription Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of British Columbia. This Subscription Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

15.     Company Agents Authorized to Complete Documents: The Company and its agents (including its solicitors), are further authorized by the Purchaser to date and make any consequential corrections or amendments necessary to this agreement or the documents scheduled hereto in order to obtain regulatory approval or to otherwise complete the documents.

IN WITNESS WHEREOF the Purchaser has executed this Amended Subscription Agreement effective May 30, 2002.

Per: /s/ Carl R. Jonsson

Carl R. Jonsson

A C C E P T A N C E

The foregoing is acknowledged, accepted and agreed to this 30th day of May, 2002.

ACREX VENTURES LTD.
Per:	/s/ T.J. Malcolm Powell

T.J. Malcolm Powell,
President

Exhibit 10-C

Bedford Curry & Co.
Chartered Accountants
#801 – 1281 West Georgia Street
Vancouver, BC, V6E 3J7
Canada

October 22, 2002

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : ACREX Ventures Ltd. - Form 20-F

Dear Sir/ Madame:

As Canadian Chartered Accountants, we hereby consent to the inclusion or incorporation by reference in this Form 20-F dated September 30, 2002, of our reports dated February 12, 2002 and May 12, 2000 to the Shareholders of ACREX Ventures Ltd. for the years ended December 31, 2001, 2000, and 1999.

Yours truly,

/s/ Bedford Curry & Co.

Bedford Curry & Co.
Chartered Accountants